

Annual Report

2022   NEWLAKE.COM



FOUNDED IN 2019

NewLake is a leading provider of real estate capital
to U.S. state-licensed cannabis operators.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________to_________

Commission file number **000-56327**

NewLake

NewLake Capital Partners, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**83-4400045**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
50 Locust Ave, First Floor, New Canaan CT 06840	**203-594-1402**
(Address of principal executive offices)	(Registrants Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $310,566,659 as of June 30, 2022, the last business day of the registrant’s most recently completed second fiscal quarter.

The number of shares of the registrant's common stock outstanding on March 8, 2023 was 21,408,914.

Documents Incorporated by Reference

Portions of the registrant’s Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant’s fiscal year end) are incorporated by reference in this Annual Report on Form 10-K in response to Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14.

NewLake Capital Partners, Inc.

FORM 10-K

DECEMBER 31, 2022

TABLE OF CONTENTS

	Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 10-K that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements pertaining to our capital resources, property performance, leasing rental rates, future dividends and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations, adjusted funds from operations, anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believe," "continue," "could," "expect," "may," "will," "should," "would," "seek," "approximately," "intend," "plan," "pro forma," "estimates," "forecast," "project," or "anticipate" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

- reduced liquidity of our common stock resulting from limited availability of clearing firms that will settle our securities and settle our securities in secondary offerings;

- general economic conditions;

- adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

- other factors affecting the real estate industry generally;

- increase in interest rates and operating costs;

- the impact of inflation;

- financial market fluctuations;

- the competitive environment in which we operate;

- the estimated growth in and evolving market dynamics of the regulated cannabis market;

- adverse economic effects on the cannabis market;

- the expected medical-use or adult-use cannabis legalization in certain states;

- shifts in public opinion regarding regulated cannabis;

- the additional risks that may be associated with certain of our tenants cultivating adult-use cannabis in our cultivation facilities;

- the risks associated with the development of cultivation centers and dispensaries;

- our ability to successfully identify opportunities in target markets;

- the lack of tenant security deposits will impact our ability to recover rents should our tenants default under their respective lease agreement;

- our status as an emerging growth company and a smaller reporting company;

- our lack of an extensive operating history;

- the concentration of our tenants in certain geographical areas;

- our failure to generate sufficient cash flows to service any outstanding indebtedness;

- defaults on, early terminations of, or non-renewal of leases by tenants, including significant tenants;

- our failure to acquire the properties in our identified pipeline successfully, on the anticipated timeline or at the anticipated costs;

- our failure to properly assess employment growth or other trends in target markets and other markets in which we seek to invest;

- lack or insufficient amounts of insurance;

- bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

- our access to certain financial resources, including banks and other financial institutions;

- our failure to successfully operate acquired properties;

- our ability to operate successfully as a public company;

- our dependence on key personnel and ability to identify, hire and retain qualified personnel in the future;

- conflicts of interests with our officers and/or directors stemming from their fiduciary duties to other entities, including our operating partnership;

- our failure to obtain necessary outside financing on favorable terms or at all;

- general volatility of the market price of our common stock;

- changes in GAAP;

- environmental uncertainties and risks related to adverse weather conditions and natural disasters;

- our failure to maintain our qualification as a REIT for federal income tax purposes;

- changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs; and

- the impact of the COVID-19 pandemic, or future pandemics, on us, our business, our tenants, or the economy generally.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this Annual Report on Form 10-K, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements.

ITEM 1. BUSINESS

General

NewLake Capital Partners, Inc., ("the "Company" "we," "our," "us,"), a Maryland corporation, was formed on April 9, 2019 under the Maryland General Corporation Law, as GreenAcreage Real Estate Corp. ("GARE"). The Company is an internally managed real estate investment trust ("REIT") focused on providing real estate capital to state-licensed cannabis operators through sale-leaseback transactions, third-party purchases and funding for build-to-suit projects. On March 17, 2021, GARE completed a merger (the "Merger") with another company (the "Target") that owned a portfolio of cultivation facilities and dispensaries utilized in the cannabis industry, and subsequently changed our name to NewLake Capital Partners, Inc. We have elected to be taxed as a REIT beginning with our short taxable year ended December 31, 2019 and intend to continue to operate our business so as to continue to qualify as a REIT.

Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. Our tenants operate in the fast-growing cannabis industry. We supply necessary real estate capital primarily to companies that cultivate, produce and/or dispense cannabis. We believe we fill a need in an underserved market that has been created by, among other factors, the misalignment of federal and state legislation regarding cannabis. Moreover, we believe the banking industry's general reluctance to finance owners of cannabis-related facilities, coupled with the owners' need for capital to fund the growth of their operations, should result in significant opportunities for us to acquire cultivation properties and dispensaries that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

As of December 31, 2022, we owned a geographically diversified portfolio consisting of 32 properties across 12 states with 13 tenants, comprised of 17 dispensaries and 15 cultivation facilities. Our leases, including a secured loan, include a parent or other affiliate guarantee.

Our Investment Strategy

The regulated state-legal cannabis industry is rapidly expanding, and we believe presents a compelling opportunity to invest in revenue-centric cultivation and dispensary real estate that is mission-critical to the industry. According to BDSA, legal cannabis sales in the U.S. are expected to grow from $26.1 billion of sales in 2022 to $44.5 billion in 2027. This growth suggests that there is significant need for real estate capital as cannabis licensees pursue an aggressive national expansion strategy and the continued prohibition of cannabis under federal law limits the capital available to operators in the industry, creating a market opportunity for real estate companies like us. Furthermore, we expect that acquisition opportunities will continue to grow as additional states legalize medical-use and adult-use cannabis and license new retail dispensaries and cultivation operations.

To date, the status of cannabis under federal law has significantly limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. Due in part to the lack of access to traditional financing sources, we believe that our sale-leaseback solutions are attractive to state licensed medical-use and adult-use cannabis retailers, cultivators and producers and non-dilutive to their shareholders. We anticipate that future changes in federal and state laws may ultimately open up financing options that have not been available in this industry. However, we believe that such changes will take time and that our sale-leaseback solutions will continue to be attractive to industry participants.

We intend to continue to take advantage of this market opportunity by purchasing medical-use and adult-use retail cannabis dispensaries, as well as cannabis cultivation and production facilities in states that permit medical-use and adult-use cannabis.

We intend to provide long-term, single-tenant, triple-net sale-leaseback and build-to-suit transactions for the cannabis industry, which includes the acquisition of properties and to provide capital to our tenants for development and expansion of the property.

Our target markets are states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. We believe that states with licensing limitations and more rigorous licensing requirements present more attractive investment opportunities because the operators are likely to be better capitalized and the properties more valuable for remarketing, should the need arise. Additionally, in states that have a more relaxed regulatory environment, strict municipal laws or regulations may present similar locally attractive opportunities.

Transporting cannabis across state lines remains illegal. As a result, each state has its own supply and demand dynamics that are largely driven by how the state devised its cannabis laws and regulations. For this reason, we prioritize states that present dynamics constructive to the credit risk of the tenant. We focus on population, licensing limits, approved medical conditions and number of licenses, among other factors. Limited-license jurisdictions typically have more restrictions resulting in fewer licensees and creating a natural barrier to entry. This leads to a more favorable operating environment for our lessees, which we believe reduces their credit risk relative to operators in states with unlimited licenses.

Our Properties

We believe that our focus on cannabis properties in limited-license jurisdictions, where the property is an integral part of the license application process and moving the licensee's operations from one location to another would require regulatory or other approvals, provides the opportunity to capture rental income on properties with above-market property level cash flows and greater re-leasing probability as these properties are generally in high demand. Generally, a tenant's ability to meet rental obligations is strongly correlated to the tenant's revenues derived from the property. In our experience, cannabis operations in limited-license jurisdictions generally have less competition and produce a higher revenue per square foot than unlimited-license cannabis jurisdictions, as well as traditional industrial and retail businesses. We believe that our portfolio has a property rent coverage (generally, the ability of the tenant to generate income sufficient to satisfy its rent and other financial obligations) that is significantly greater than the average for the overall commercial real estate industry.

Competition

The current market for properties that meet our investment objectives is limited. In addition, we believe finding properties that are appropriate for the specific use of allowing medical-use and adult-use cannabis operators may be limited as more competitors enter the market, and as regulated cannabis operators obtain greater access to alternative financing sources, including but not limited to equity and debt financing sources. For example, according to analysis by Viridian Capital Advisors, North American cannabis companies either closed or announced more than approximately $4.0 billion in capital in 2022.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry but have identified value in a real estate location that we may be interested in acquiring. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly-traded cannabis-focused REIT listed in the U.S.) as well as local real estate investors, particularly for smaller retail assets. Recently, we have also seen competition from emerging debt funds. We believe that most cannabis cultivation facilities typically require capital in excess of $20.0 million, which could provide some barriers for smaller potential competitors.

These competitors may prevent us from acquiring desirable properties, may cause an increase in the price we must pay for properties or lower the yield on the properties we acquire. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms.

In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties. Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to Nasdaq and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on their purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and investors may experience a lower return on our common stock. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Risk Management

We are focused on further creating a diversified portfolio based on tenants, geographical concentration and license concentration (i.e., dispensary vs. cultivation). In completing rigorous asset-level and tenant due diligence, we draw upon a pool of highly experienced professionals within our management team, investment committee and third parties to underwrite, evaluate and diligence investment opportunities. We obtain third-party property condition reports, environmental reviews and other customary diligence items.

Our underwriting criteria primarily focuses on the following; (i) the tenant's reputation (as perceived by us) and track record of paying debts; (ii) the tenant and the guarantor's financial stability and capacity to meet all their respective obligations, including rent, insurance and taxes; and (iii) the tenant's ability to withstand varying market conditions, ability to adjust to an evolving market landscape.

We are active in the management of our portfolio to minimize risk. We are hands-on, working with our tenants, and industry participants more broadly, to understand the operating environment and continually reassess the risk profile of our investments and our broader strategy. From time to time, we will work with our tenants to identify opportunities to reposition assets to optimizes long term value for our shareholders.

Our Financing Strategy

We intend to meet our long-term liquidity needs through cash flow from operations, the issuance of equity and debt securities, including common stock, preferred stock and long-term notes, and asset level financing from financial institutions. Where possible, we also may issue OP Units to acquire properties from existing owners seeking a tax-deferred transaction. We expect to issue equity and debt securities at times when we believe that our stock price or cost of debt capital, respectively, is at a level that allows for the reinvestment of offering proceeds in accretive property acquisitions. We may also issue common stock to permanently finance properties that were previously financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our investment guidelines provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our board of directors' discretion.

United States Federal and State Regulatory Overview

The United States federal government regulates drugs through the Controlled Substances Act ("CSA"), which places controlled substances, including cannabis, into classification schedules. Cannabis is defined as a Schedule I substance. The U.S. Department of Justice (the "DOJ") defines Schedule I drugs, substances, or chemicals as "drugs with no currently accepted medical use and a high potential for abuse." The Food and Drug Administration ("FDA") has not approved cannabis as a safe and effective drug for any condition.

Federal Legislation Applicable to the Medical-use and Adult-use Cannabis Industry

2013 Cole Memorandum

The U.S. administration under President Barack Obama attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum which then-Deputy Attorney General James Cole sent to all United States Attorneys in August 2013 (the "Cole Memorandum") outlining specific priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale, and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis.

FinCEN Memorandum

The U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN") issued a memorandum on February 14, 2014 (the "FinCEN Memorandum") outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a Suspicious Activity Report ("SAR") in connection with all cannabis-related banking activities by any client of such financial institution under federal money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively.

2014 Cole Memorandum

On the same day that the FinCEN Memorandum was published, the DOJ issued a memorandum (the "2014 Cole Memorandum") directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct. As discussed below, the 2014 Cole Memorandum was rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

It should be noted, however, that the revocation of the Cole Memorandum and the 2014 Cole Memorandum has not affected the status of the FinCEN Memorandum, nor has the U.S. Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memorandum and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum is a standalone document that explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact, indicating that the U.S. Department of the Treasury and FinCEN intend to continue abiding by its guidance.

Sessions Memorandum

On January 4, 2018, then-U.S. Attorney General Jeff Sessions formally issued a new memorandum (the "Sessions Memorandum"), which officially rescinded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects "Congress' determination that cannabis is a dangerous drug and cannabis activity is a serious crime." Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities. However, neither Sessions, nor his successor, Bill Barr, nor current U.S. Attorney General, Merrick Garland, undertook or have undertaken any significant actions that demonstrated or suggested an enforcement policy different than as outlined in the Cole Memorandum.

Blumenauer-Farr Amendment

Although the 2014 Cole Memorandum has been rescinded and the Session Memorandum remains in place, one legislative safeguard for the medical cannabis industry remains. Congress adopted a so-called "rider" provision to the fiscal years 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022 and the most recent Consolidated Appropriations Act (H.R. 2617) (formerly referred to as the "Rohrabacher-Farr Amendment" and now known as the "Blumenauer Amendment"). This rider prevents the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The current fiscal year prohibition, which must be renewed annually, is effective through December, 2023.
The federal government has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctioned such sale and disbursement. The Company believes, from a purely legal perspective, that the criminal risk today remains identical to the risk at the time of the initial Blumenauer Amendment passage. It remains unclear whether the risk of enforcement has been altered. Additionally, under federal law, it may potentially violate federal money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Likewise, Canadian banks are hesitant to deal with cannabis companies due to the industry's uncertain legal and regulatory framework. Banks and other financial institutions, particularly those that are federally chartered, could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

On April 9, 2021, the Secure and Fair Enforcement Banking Act, H.R. 1996 (the "SAFE Banking Act") passed the House of Representatives. If passed by the Senate, the bill would ensure that financial institutions could take on cannabis business clients without facing federal penalties. Despite the expanding market for legal cannabis, traditional sources of financing, including bank lending or private equity capital, are lacking, which can be attributed to the fact that cannabis remains a Schedule I substance under the CSA. These traditional sources of financing are expected to remain scarce unless and until the federal government legalizes cannabis cultivation and sales. The Senate has yet to act on the bill in Congress.

On April 1, 2022, the House of Representatives passed the Marijuana Opportunity Reinvestment and Expungement Act, H.R. 3617 (the "MORE Act"), which would decriminalize cannabis at the federal level and clear the way to erase nonviolent federal marijuana convictions. The MORE Act also would create a pathway for greater ownership opportunities in the cannabis industry, allow veterans to obtain medical cannabis recommendations from Veteran Affairs doctors, and establish funding sources to reinvest in communities disproportionately affected by the "war on drugs." The Senate has yet to act on the MORE Act this Congress.

Biden Administration

On January 20, 2021 Joseph Biden assumed the office of President. Although the Biden Administration was expected to support cannabis reform, there has been some movement toward a change in U.S. federal government enforcement policy. President Biden's presidential campaign position on cannabis fell short of full legalization. According to the Biden campaign website: "A Biden Administration will support the legalization of cannabis for medical purposes and reschedule cannabis as a CSA schedule II drug so researchers can study its positive and negative impacts." This approach will include allowing the United States Department of Veteran Affairs (the "V.A.") to research the use of medical cannabis to treat veteran-specific health needs. President Biden also pledged to "decriminalize" cannabis, which may be reasonably interpreted to mean that the current U.S. Attorney General Merrick Garland will order U.S. Attorneys not to enforce federal cannabis prohibition against state law compliant entities and others legally transacting business with them. Indeed, the Biden-Sanders Unity Platform, which was released at the time Biden won the Democratic Party nomination for President, affirmed that his administration would seek to "decriminalize marijuana use and legalize marijuana for medical purposes at the federal level;" "allow states to make their own decisions about legalizing recreational use;" and "automatically expunge all past marijuana convictions for use and possession." To date, however, the Biden Administration has not publicly supported the MORE Act or the SAFE Act.

While President Biden's promise to decriminalize cannabis would likely mean that the federal government would not criminally enforce the Schedule I status against state legal entities, the implications are not entirely clear. Although the Attorney General Garland could order federal prosecutors not to interfere with cannabis businesses operating in compliance with states' laws, the President alone cannot legalize medical or recreational cannabis. As states have demonstrated, legalizing medical cannabis can take many different forms.

On October 6, 2022, President Biden announced three steps concerning his administration's approach on marijuana in general. First, Biden pardoned thousands of individuals having convictions of simple possession of marijuana under federal law. Second, Biden urged all Governors in the U.S. to do the same with regard to state offenses. Third, Biden instructed the U.S. Secretary of Health, Xavier Becerra, a member of the President's cabinet, to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. As stated herein, federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances. While rescheduling cannabis to CSA schedule II would ease certain research restrictions, it would not make the state medical or adult-use programs federally legal. President Biden also noted that even as federal and state regulation of marijuana changes, important limitations on trafficking, marketing, and under-age sales should stay in place. Furthermore, while industry observers are hopeful that changes in Congress and a Biden administration will increase the chances of banking reform, such as the SAFE Banking Act, we cannot provide assurances that Congress would approve a bill legalizing cannabis.

As of the date of this Memorandum, 37 U.S. states, the District of Columbia, the territories of Guam, Puerto Rico, the U.S. Virgin Islands, and the Northern Mariana Islands have legalized the cultivation and sale of full-strength cannabis for medical purposes. In 19 U.S. states, the sale and possession of cannabis are legal for both medical and adult-use, and the District of Columbia has legalized adult-use but not commercial sale. Twenty-seven states, the District of Columbia and the U.S. Virgin Islands have decriminalized small amounts of marijuana. All considered, approximately 95% of Americans now live in states where some form of medical cannabis is legal or decriminalized.

Despite the legal, regulatory, and political obstacles the cannabis industry currently faces, it has continued to grow. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide whether to permit regulated cannabis cultivation, production, and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

State Laws Applicable to the Medical-use and Adult-use Cannabis Industry

In most states that have legalized medical-use and adult-use cannabis in some form, the growing, processing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing, processing and/or dispensing of medical-use and adult-use cannabis. State and local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely, including, but not limited to, regulations governing medical-use and/or adult-use cannabis programs (such as the type of cannabis products permitted under the program, qualifications and registration of health professionals that may recommend treatment with medical cannabis, and the types of medical conditions that qualify for medical cannabis), product testing, the level of enforcement by state and local authorities on non-licensed cannabis operators, state and local taxation of regulated cannabis products, local municipality bans on operations and operator licensing processes and renewals. As a result of these and other factors, if our tenants default under their leases, we may not be able to find new tenants that can successfully engage in the cultivation, processing or dispensing of medical-use or adult-use cannabis on the properties.

There is no guarantee that state laws legalizing and regulating the growing, processing, sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until Congress amends or repeals the CSA with respect to medical-use and/or adult-use cannabis and the President approves such action (and as to the timing or scope of any such potential amendment or repeal there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the growing, processing, sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, our business, results of operations, financial condition and prospects would be materially and adversely affected.

Laws Applicable to Financial Services for Cannabis Industry

All banks are subject to federal law, whether the bank is a national bank or state-chartered bank. At a minimum, all banks maintain federal deposit insurance which requires adherence to federal law. Violation of federal law could subject a bank to loss of its charter. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. For example, under the Bank Secrecy Act, banks must report to the federal government any suspected illegal activity, which would include any transaction associated with a cannabis-related business. These reports must be filed even though the business is operating in compliance with applicable state and local laws. Therefore, financial institutions that conduct transactions with money generated by cannabis- related conduct could face criminal liability under the Bank Secrecy Act for, among other things, failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA.

Despite these laws, the FinCEN Memorandum sets forth extensive requirements for financial institutions to meet if they want to offer bank accounts to cannabis-related businesses and echoed the enforcement priorities of the Cole Memo. Under these guidelines, financial institutions must submit a SAR in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. FinCEN provides a lengthy (but not exhaustive) list of marijuana-related "red flags" in the FinCEN Memorandum that banks are obligated to be aware of and monitor for. This is a level of scrutiny that is far beyond what is expected of any normal banking relationship.

As a result, many banks are hesitant to offer any banking services to cannabis-related businesses, including opening bank accounts. While we currently maintain banking relationships, our inability to maintain those accounts or the lack of access to bank accounts or other banking services in the future, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges. Similarly, if our proposed tenants are unable to access banking services, they will not be able to enter into triple-net leasing arrangements with us, as our leases will require rent payments to be made by check or wire transfer.

In addition, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets.

The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry. See "Risk Factors – Risks Related to Regulation."

Agricultural Regulation

The medical-use and adult-use cannabis properties that we own that are used primarily for cultivation and production of medical-use and adult-use cannabis are subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment, and eminent domain.

Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of agricultural lands and water. Many such laws, ordinances and regulations seek to regulate water usage and water runoff because water can be in limited supply, as is the case in certain locations where our properties are located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our properties flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

We believe that our existing properties have, and other properties that we acquire in the future will have, sources of water, including wells and/or surface water that provide sufficient amounts of water necessary for the current operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the districts of the states in which our properties are located or other reasons.

In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

Because properties we own may be used for growing medical-use and adult-use cannabis, there may be other additional land use and zoning regulations at the state or local level that affect our properties that may not apply to other types of agricultural uses. For example, certain states in which our properties are located require stringent security systems in place at grow facilities and require stringent procedures for disposal of waste materials.

As an owner of cultivation facilities, we may be liable or responsible for the actions or in actions of our tenants with respect to these laws, regulations and ordinances.

Environmental Matters

Our properties and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our properties and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties and liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties. Furthermore, many of our properties have been repurposed for regulated cannabis operations, and historically were utilized for other purposes, including heavy industrial uses, which expose us to additional risks associated with historical releases of substances at the properties.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties are subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

REIT Qualifications

We elected to be taxed as a REIT under Section 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2019. We will generally not be subject to corporate U.S. federal income tax to the extent that we make qualifying distributions to stockholders, and provided that we satisfy, on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which we lost our REIT qualification. The failure to qualify as a REIT could have a material adverse impact on our results of operations and amounts available for distribution to stockholders.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Available Information

We make available to the public free of charge through our internet website our Definitive Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the Securities and Exchange Commission ("SEC"). Our internet website address is www.newlake.com. The SEC also maintains electronic versions of the Company's reports on its website at www.sec.gov. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter. The content of our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Human Capital Resources

At December 31, 2022, we had eight employees. Our employees are our most valuable asset and critical to our long-term success. We believe we have created an inclusive and engaging work environment, where each person is an integrated member of the team. We meet regularly as a full team, and each member is encouraged to actively participate in a wide range of topics relating to our company's business activities.

We are also committed to the health and safety of our employees. During 2020 and to date, as a result of the COVID-19 pandemic, we have implemented a number of safety protocols to protect our employees, including remote working opportunities.

While we are a young company, having commenced operations in 2019 and completed our initial public offering in August 2021, we have a seasoned team of people with meaningful experience across real estate, cannabis and financial services. We believe that attracting, developing and retaining our team is a high priority. To that end, we believe we offer a highly competitive compensation (including salary, bonuses and equity) and benefits package for each member of our team, which include the following:

- Comprehensive health insurance, including medical, dental and vision, to each employee at no cost to the employee;
- At least three weeks of paid time off each year for each employee, which are in addition to Company holidays;
- 401(k) plan with a portion matched by the Company;
- Life and Disability insurance; and
- Company sponsorship of continuing education courses related to our Company's business.

We are also proud to be an equal opportunity workplace and employer. We are committed to the principle of equal employment opportunity for all employees and to providing employees with an inclusive work environment free of discrimination and harassment. All employment decisions are based on qualifications, merit and business needs, without regard to race, color, creed, gender, religion, sex, national origin, ancestry, pregnancy, age, marital status, registered domestic partner status, sexual orientation, gender identity, protected medical condition, genetic information, physical or mental disability, veteran status, or any other status protected by the laws or regulations in the locations where we operate.

ITEM IA. RISK FACTORS

Summary of Risk Factors

Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry

- Risks related to engaging in certain capital raising activities and secondary trading in our common stock

Risks Related to Our Business

- Risks related to our limited number of tenants
- Risks related to the limited operating history of our tenants
- Risks related to real estate assets and the real estate industry
- Risks related to the guarantors of our tenant leases being unable to satisfy their obligations
- Risks related to our ability to consummate future acquisitions
- Risks related to the limited number of cannabis-related facilities
- Risks related to the concentration of our properties in states allowing cannabis operations
- Risks related to the demand for properties suitable for cannabis operations
- Risks related to our acquisitions of dispensaries and entrance into leases with licensed operators for these properties
- Risks related to the sale or re-leasing of properties suitable for cannabis operations
- Risks related to impairment charges
- Risks related to our tenants' ability to maintain their licenses for cannabis operations
- Risks related to the acquisition of properties "as-is"
- Risks related to competition for the acquisition of properties
- Risks related to potential liability for environmental matters and climate change
- Risks related to the development and redevelopment of properties we acquire
- Risks related to our tenants' susceptibility to bankruptcy
- Risks related to Section 280E of the Internal Revenue Code (the "Code") and its effects on our tenants
- Risks related to liability of uninsured losses
- Risks related to our properties' access to adequate water and power supplies
- Risks related to obtaining various insurance policies
- Risks related to purchase of properties subject to ground leases
- Risks related to our status as an emerging growth company and smaller reporting company
- Risks related to the Sarbanes-Oxley Act
- Risks related to COVID-19 or other potential pandemics

Risks Related to Regulation

- Risks related to enforcement of federal laws regarding cannabis
- Risks related to engaging in operations for the adult-use of cannabis
- Risks related to the potential for new federal, state or local laws
- Risks related to FDA regulation of cannabis
- Risks related to the service of banks and other financial institutions
- Risks related to owners of properties located in close proximity to our properties
- Risks related to changing laws and regulations affecting the regulated cannabis industry
- Risks related to the potential forfeit of assets leased to cannabis businesses
- Risks related to accessing bankruptcy courts
- Risks related to our properties being subject to extensive regulations

Risks Related to Financing Our Business

- Risks related to external sources of capital
- Risks related to significant debt
- Risks related to inflation
- Risks related to interest rate fluctuations
- Risks related to our Revolving Credit Facility

Risks Related to Our Organization and Structure

- Risks related to our senior management
- Risks related to key personnel
- Risks related to certain stockholders' rights to nominate members of our board
- Risks related to changes to our investment strategies by our board
- Risks related to certain provisions of Maryland law
- Risks related to our authorized but unissued shares of common and preferred stock
- Risks related to severance agreements
- Risks related to our company structure and structurally subordinated rights of payment
- Risks related to our operating partnership issuing additional OP Units
- Risks related to conflicts of interest between stockholders and holders of OP Units
- Risks related to limitations on rights to take action against our directors and officers
- Risks related to the difficulty of removing directors
- Risks related to ownership limits which may restrict change in control
- Risks related to operating our business to avoid registration as an investment company

Risks Related to Our Securities

- Risks related to the volatility of the market price of our common stock
- Risks related to common stock and preferred stock eligible for future sale on share price
- Risks related to our ability to make distributions and their reflection of our performance
- Risks related to the effect of distributions on the price of our common stock
- Risks related to securities analysts, effect on the price of our common stock

Risks Related to Our Taxation as a REIT

- Risks related to failure to maintain our qualification as a REIT
- Risks related to REIT distribution requirements
- Risks related to Section 280E of the Code and the possible effect on our REIT status
- Risks related to complying with REIT requirements
- Risks related to the tax on prohibited transactions
- Risks related to the ability of our board to revoke our REIT election
- Risks related to dividends payable by REITs and their tax implications
- Risks related to re-characterization of sale-leaseback transactions
- Risks related to non-U.S. stockholders
- Risks related to legislative, regulatory or administrative changes

General Risk Factors

- Risks related to cyberattacks
- Risks related to events not discussed herein

The following risk factors may adversely affect our overall business, financial condition, results of operations, and cash flows; our ability to make distributions to our stockholders; our access to capital; or the market price of our common stock, as further described in each risk factor below. In addition to the information set forth herein, one should carefully review and consider the information contained in our other reports and filings that we make with the SEC from time to time. The risks that we describe in our public filings are not the only risks that we face. Additional risks and uncertainties not presently known to us or are out of our control, or that we currently consider immaterial, also may materially adversely affect our business, financial condition, and results of operations. Additional information regarding forward-looking statements is included herein.

Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry

Many clearing firms in the United States are prohibited or very limited in their ability to settle securities of companies engaged in the cannabis industry, which could adversely impact our ability to raise funds in the capital markets.

In the United States, many clearing firms for broker-dealers are prohibited by their internal policies or otherwise have refused to settle sales of securities offerings of companies engaged in the cannabis industry. We lease cultivation properties and dispensaries to tenants who operate in the cannabis industry, and thus many clearing firms and other market participants consider us to be engaged in the cannabis industry. Therefore, the number of clearing firms that will settle our securities offerings, or secondary sales of our common stock, is extremely limited. This means that broker-dealers that we may engage to sell our securities, will have few alternatives for clearing firms that will settle such transactions. This limitation is more pronounced for companies, like ours, that have securities that trade on the OTCQX rather than on a national securities exchange. Therefore, our access to the capital markets may be constrained, including having to rely on best efforts securities offerings as opposed to more traditional underwritten securities offerings. Additionally, limitations on settling secondary sales of our securities may limit the marketability and daily trading volume of our securities. These conditions may adversely impact our ability to raise funds in the capital markets and fully execute our business plans as, the amount of proceeds we raise in best efforts securities offerings may be substantially less than the amount that we expect. Given the level of regulation and scrutiny of the cannabis industry by stock exchanges and other regulators, this condition may continue or become more pronounced in the future.

For additional risks related to the cannabis industry, see "Risks Related to Regulation," below.

Risks Related to Our Business

We have a very limited number of tenants, and the inability of any single tenant to make its lease payments could materially and adversely affect our business (including our financial performance and condition).

We have a very limited number of tenants. As of December 31, 2022, we owned 32 total properties that were leased to a total of 13 tenants. Our 13 tenants each represent aggregate annualized rental revenues (represented by annualized monthly base rent of executed leases which were in effect as of December 31, 2022) for the year ended December 31, 2022 as follows: Curaleaf (23.0%); Cresco Labs (13.1%); Trulieve (11.2%); Revolutionary Clinics (10.6%); Columbia Care (8.3%); Hero Diversified (7.9%); Acreage (6.6%); Ayr Wellness (5.7%); Organic Remedies (5.0%); Mint (4.5%); Bloom Medicinals (2.5%); PharmaCann (1.2%); and Greenlight (0.4%). Lease payment defaults by any of our tenants or a significant decline in the value of any single property could materially and adversely affect our business (including our financial performance and condition). Our lack of tenant diversification also increases the potential that a single underperforming investment or tenant could have a material adverse effect on the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our tenants, including but not limited to the state cannabis markets not developing and growing in ways that we or our tenants projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

In addition, failure by any of our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss.

The tenant concentration risk (and related risk of tenant defaults) may be more pronounced in the cannabis industry due to the fact that many tenants have limited operating histories. Subsequent to year-end the Company had one tenant that did not pay rent in January, February or March. See Note 15 - "Subsequent Events" for details. See "Risk Factors—Risks Related to Our Business—Our tenants have limited operating histories and may be more susceptible to payment and other lease defaults, which could materially and adversely affect our business (including our financial performance and condition)." The result of any of the foregoing risks could materially and adversely affect our business (including our financial performance and condition).

Our tenants and borrower have limited operating histories and may be more susceptible to payment and other lease and loan defaults, which could materially and adversely affect our business (including our financial performance and condition).

As of December 31, 2022, our properties were 100% leased to 13 tenants with one loan to one of the Company's existing tenants. Single tenants currently occupy our properties, and we expect that single tenants will occupy our properties that we acquire in the future. Therefore, the success of our investments will be materially dependent on the financial stability of these tenants. We rely on our management team to perform due diligence investigations of our potential tenants, related guarantors and their properties, operations and prospects, of which there is sometimes little or no publicly available operating and financial information. We may not learn all of the material information we need to know regarding these businesses through our investigations, and these businesses are subject to numerous risks and uncertainties, including but not limited to, regulatory risks and the rapidly evolving market dynamics of each state's regulated cannabis program. As a result, it is possible that we could enter into a sale-leaseback arrangement with tenants or otherwise lease properties to tenants that ultimately are unable to pay rent to us, which could adversely impact our business (including our financial performance and condition).

Some of our existing tenants are, and we expect that some of our future tenants will be, companies with limited histories of operations that are not profitable when they enter triple-net leasing arrangements with us and therefore, may be unable to pay rent with funds from operations. Some of our current tenants are not profitable and have experienced losses since inception, or have been profitable for only a short period of time. As a result, some of our current tenants have made, and we expect that some of our future tenants will make, initial rent payments to us from proceeds from the sale of the property, in the case of sale-leaseback transactions, or other cash on hand, including cash received from debt financings.

In addition, in general, our tenants are more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries or other changes in the marketplace for their products, and have limited access to traditional forms of financing. The success of our tenants will heavily depend on the growth and development of the state markets in which the tenants operate, many of which have a very limited history or are still in the stages of establishing the regulatory framework.

We record revenue for each of our properties on a cash basis due to the uncertainty of collectability of lease payments from each tenant due to its limited operating history and the uncertain regulatory environment in the U.S. relating to the cannabis industry (for more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates").

Some of our tenants are subject to significant debt obligations and may rely on debt financing to make rent payments to us. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their business plans or prospects, the regulatory environment in which they operate or in general economic conditions. In addition, the payment of rent and debt service may reduce the working capital available to tenants for the start-up phase of their businesses. Furthermore, we may be unable to monitor and evaluate tenant credit quality on an on-going basis.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and retail facilities are generally subject to extensive state licensing requirements. Furthermore, we will not operate any of the facilities that we purchase. Subsequent to year-end the Company had one tenant that did not pay rent in January, February or March. See Note 15 - "Subsequent Events" for details.

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our business (including our financial performance and condition).

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "Risks Related to Our Business," as well as the following:

- oversupply or reduction in demand in our markets;

- adverse changes in financial conditions of buyers, sellers and tenants of properties;

- vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

- increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

- civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or under insured losses;

- decreases in the underlying value of our real estate;

- changes in submarket demographics; and

- changes in traffic patterns.

In 2022, economic conditions declined. In particular, the rise in interest rates and historically high inflation negatively impacted economic conditions. Additionally, some markets in which we own properties saw the wholesale pricing for cannabis decrease significantly, which has had an adverse impact on our tenants financial performance and condition. Our business plans for 2023 and beyond depend on the general economic conditions. Periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially and adversely affect our business (including our financial performance and condition).

If the guarantors of our tenant leases and loan are unable to satisfy their obligations to us in connection with a default by the tenant or borrower, it could have a material adverse effect on our business (including our financial performance and condition).

Currently, all of our leases and our loan include a parent or other affiliate guarantee. Although we seek to obtain a parent or affiliated entity guaranty of the obligations of our tenants or borrower under their agreements, in some cases, the guarantor may have no material direct operations as a stand-alone entity. For example, in circumstances where the guarantor is a parent holding company, its assets are likely comprised primarily of the equity interests it directly or indirectly holds in its subsidiaries, with such subsidiaries directly holding dispensary, or cultivation and production operations and related operating assets. As a result, those parent holding company guarantors will be dependent on equity and debt financings, loans, and dividends, distributions and other payments from their subsidiaries to generate the funds necessary to meet any future financial obligations as guarantor of a lease of its subsidiary. Furthermore, a subsidiary is legally distinct from its parent company and other affiliated entities and may be prohibited or restricted from paying dividends or distributions, or otherwise making funds available to its parent company under certain conditions. If a parent holding company guarantor is unable to obtain funds from its subsidiaries, it may be unable to meet future obligations, if any, as a guarantor of leases or loan between its subsidiaries and us. If the guarantors of our tenants' leases or borrowers' loan are unable to satisfy their obligations to us as guarantors, it could materially and adversely affect our business (including our financial performance and condition).

Our growth will depend upon future acquisitions of cannabis-related facilities, and we may be unable to consummate acquisitions on advantageous terms or at all.

Our growth strategy is focused on the acquisition of cultivation properties and dispensaries that are leased to tenants that are well positioned to benefit from the growth of the cannabis industry and for whom such real estate is operationally strategic to their business. Our ability to acquire these real estate assets on favorable terms is subject to the following risks, among others:

- significantly increased competition from other potential acquirers or increased availability of alternative debt and equity financing sources for tenants may significantly increase the purchase price of a desired property and/or negatively impact the lease terms we are able to secure with our tenants;

- we may not successfully purchase and lease our properties to meet our expectations;

- we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;

- agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money and divert management attention on potential acquisitions that we do not consummate; and

- we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.

Our failure to consummate acquisitions on advantageous terms without substantial expense or delay would impede our growth and negatively affect our business (including our financial performance and condition).

There may only be a limited number of cannabis-related facilities located in our target jurisdictions operated by suitable tenants available for us to acquire, which could materially and adversely affect our growth prospects.

We target primarily cannabis cultivation and dispensary facilities for acquisition and leasing to licensed operators under triple-net lease agreements. We also target properties owned by established operators or operators that have been among the top candidates in the rigorous state licensing process and have been granted one or more licenses to operate multiple facilities. In light of the current regulatory landscape regarding cannabis, including but not limited to, the rigorous state licensing processes, limits on the number of licenses granted in certain states and in counties within such states, zoning regulations related to cannabis facilities, the inability of potential tenants to open bank accounts necessary to pay rent and other expenses and the ever- changing federal and state regulatory landscape, we may have only a limited number of cannabis facilities available to purchase that are operated by licensees that we believe would be suitable tenants. These tenants may also have increased access to alternative equity and debt financing sources over time, which may limit our ability to negotiate leasing arrangements that meet our investment criteria. Our inability to locate suitable investment properties and tenants would have a material adverse effect on our growth prospects.

Our properties are, and are expected to continue to be, geographically concentrated in states that permit cannabis cultivation and dispensing, and we will be subject to social, political and economic risks of doing business in these states.

As of December 31, 2022, we owned 32 properties in 12 states, and we expect that the properties that we acquire in the future will be geographically concentrated in these states and other states that have established cannabis use programs. We focus on states and municipalities where licensed cannabis properties are in high demand and connected to the operating license. Circumstances and developments related to operations in these markets that could materially negatively affect our business (including our financial performance and condition) include, but are not limited to, the following factors:

- the state cannabis market fails to develop and grow in ways that we or our tenants projected;

- the responsibility of complying with multiple and, in some respects, conflicting state and federal laws in the U.S., including with respect to cultivation and distribution of cannabis, licensing, banking and insurance;

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations;

- difficulties and costs of staffing and managing operations;

- unexpected changes in regulatory requirements and other laws;

- the impact of national, regional or state specific business cycles and economic instability; and

- potentially adverse tax consequences.

Our real estate investments are concentrated in cultivation properties suitable for the cultivation and production of cannabis and retail properties suitable for the dispensing of cannabis, and a decrease in demand for such facilities could materially and adversely affect our business (including our financial performance and condition). These properties may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which could materially and adversely affect our business (including our financial performance and condition).

Our portfolio of properties is concentrated in cultivation and dispensary properties used in the regulated cannabis industry. Further, we do not currently and do not expect in the future to invest in non-cannabis related real estate or businesses to hedge against the risk that cannabis industry trends might decrease the profitability of our facilities. Therefore, we are subject to risks inherent in investments in a single industry. A decrease in the demand for cannabis cultivation, processing and dispensary facilities would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for cannabis cultivation, processing and dispensary facilities has been and could be adversely affected by changes in state or local laws or any change in the federal government's current enforcement posture with respect to state-licensed cannabis operations, among others. Additionally, we have funded build-to-suit projects that are specific to our cultivation facilities which may affect the future demand from non-cannabis industry tenants seeking these properties for an alternative use. To the extent that any of these conditions occur, they are likely to affect demand and market rents for cannabis cultivation, processing and dispensary facilities, which could materially and adversely affect our business (including our financial performance and condition).

We expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain properties we own. The types of properties that we own are relatively illiquid compared to other types of real estate assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our business (including our financial performance and condition). We cannot predict the various market conditions affecting the properties that we expect to acquire that will exist in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future, or at all. Accordingly, the extent to which we will realize potential appreciation (or depreciation) on the real estate investments we have acquired and expect to acquire will depend upon regulatory and other market conditions. In addition, in order to maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan. Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. For our properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant.

In addition, if we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property on terms that we expect, or at all. As our tenants and properties are concentrated in the regulated cannabis industry, a shift in property preferences by regulated cannabis operators, including but not limited to changing preferences regarding location and types of improvements, could have a significant negative impact on the desirability of our properties to prospective tenants when we need to re-lease them, in addition to other challenges, such as obtaining the necessary state and local authorizations for a new tenant to commence operations at the property. These and other limitations may affect our ability to sell or re-lease properties, which may materially and adversely affect our business (including our financial performance and condition).

The assets we acquire may be subject to impairment charges.

We periodically evaluate the real estate investments we acquire and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead to an impairment charge (particularly in the context of properties that have only a single tenant). If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

Our tenants or borrower may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such tenants or borrower not being able to operate their businesses and defaulting on their lease payments to us.

As of December 31, 2022, our properties were 100% leased and primarily located in limited-license jurisdictions. We rely on our tenants or borrower to renew or otherwise maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of our tenants or borrower are unable to renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations, such tenants or borrower may default on their lease payments to us.

Any such noncompliance by our tenants of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities.

Any lease payment defaults by a tenant or additional liability on us could materially and adversely affect our business (including our financial performance and condition). In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation, production and dispensaries are generally subject to extensive state licensing requirements, including required state and local authorizations for a new tenant to take over operations at a facility.

We acquired some of our properties, and expect to acquire other properties, "as-is" or otherwise with limited recourse to the prior owner, which significantly increases the risk of an investment.

We acquired some of our properties, and expect to acquire other real estate properties, "as is" or otherwise with limited recourse to the prior owner and with only limited representations and warranties from such prior owner regarding matters affecting the condition, use and ownership of the property. There may also be environmental or other conditions associated with properties we acquire of which we are unaware despite our diligence efforts or that we have identified during diligence, including with respect to historical heavy industrial uses of the properties. In particular, cannabis facilities may present environmental concerns of which we are not currently aware. See "Risk Factors—Risks Related to Our Business—Potential liability for environmental matters could adversely affect our business (including our financial performance and condition)" below. If environmental contamination exists on properties we acquire or develops after acquisition, we could become subject to liability for the contamination. If defects in the property (including any building on the property) or other matters adversely affecting the property are discovered or otherwise subject us to unknown claims or liabilities, we may not be able to pursue a claim for any or all damages against the property seller. Such a situation could materially harm our business (including our financial performance and condition).

We did not obtain a title insurance policy in connection with the acquisition of the cultivation property in Sterling, MA.

We did not obtain a title insurance policy in connection with the acquisition of the cultivation property in Sterling, MA. If there were a material title defect related to this property, we could lose some or all of our capital invested in and our anticipated profits from this property.

Competition for the acquisition of properties suitable for the cultivation, production or retail sale of cannabis and alternative financing sources for licensed operators may impede our ability to make acquisitions or increase the cost of these acquisitions, which could materially and adversely affect our growth prospects.

We face significant competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for regulated cannabis facilities. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry, but have identified value in a real estate location that we may be interested in acquiring. In particular, we face competition from established companies in this industry, including Innovative Industrial Properties, Inc. (the largest publicly-traded cannabis-focused REIT) as well as local real estate investors, particularly for smaller retail assets. Recently, we have also seen competition from emerging debt funds and business development companies.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing regulated cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase substantially, resulting in increased demand and increased prices paid for these properties.

Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). We compete for the acquisition of properties primarily based on their purchase price and lease terms. If we pay higher prices for properties or offer lease terms that are less attractive for us, our profitability may decrease, and you may experience a lower return on our common stock.

Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us. By way of example, Congress has introduced several proposed bills focused on the regulated cannabis industry, including the Marijuana Opportunity Reinvestment and Expungement Act (the "MORE Act"), the States Reform Act, the Cannabis Administration & Opportunity Act (the "CAOA Act") and the Secure and Fair Enforcement (SAFE) Banking Act (the "SAFE Banking Act"). If it became law, the MORE Act, which was passed by the U.S. House of Representatives in December 2020 and for the second time on April 1, 2022, would, among other things, remove cannabis as a Schedule I controlled substance under the Controlled Substances Act ("CSA") and make available U.S. Small Business Administration funding for regulated cannabis operators. In November 2021, the States Reform Act was introduced, which would, among other things, remove cannabis as a Schedule I controlled substance under the CSA, provide deference to states to determine their own cannabis policies, transfer regulatory responsibility of cannabis to the U.S. Department of Agriculture, the FDA and certain other federal regulatory agencies, and establish a lower federal excise tax on cannabis products than other current proposals. If it became law, the CAOA Act, drafting of which was led by Senate Majority Leader Chuck Schumer in July 2022, would, among other things, remove cannabis from the CSA, eliminate Section 280E of the Code and replace it with a federal excise tax. The bill stipulates that the Attorney General would remove cannabis from the CSA within 180 days, which would lift restrictions on investment in the space, allowing US Cannabis Companies to list or uplist on major US exchanges and strategic investment from consumer packaged goods companies. If it became law, the SAFE Banking Act would, among other things, provide protection from federal prosecution to banks and other financial institutions that provide financial services to state-licensed, compliant cannabis operators, which may include the provision of loans by financial institutions to such operators. In February 2022, the SAFE Banking Act was reintroduced for the sixth time in the U.S. House of Representatives and passed, as an amendment attached to the America COMPETES Act. If any of the proposed bills in Congress became law, there would be further increased competition for the acquisition of properties that can be leased to licensed cannabis operators, and such operators would have greater access to alternative financing sources with lower costs of capital. These factors may reduce the number of operators that wish to enter into lease transactions with us or renew leases with us, or may result in us having to enter into leases on less favorable terms with tenants, each of which may significantly adversely impact our profitability and ability to generate cash flow and make distributions to our stockholders.

We have acquired and may continue to acquire dispensaries and enter into leases with licensed operators for those properties, which present additional risks and challenges in comparison to properties for the cultivation and production cannabis.

We have acquired and may continue to acquire cannabis dispensaries and enter into leases with licensed operators for those locations. As of December 31, 2022, 17 of our 32 owned properties were cannabis dispensaries. Cannabis dispensaries entail some risks that are different from risks associated with regulated cannabis cultivation and processing facilities, including but not limited to:

- the impact of the continued evolution of the retail distribution model for cannabis and customer preferences, including the impact of e-commerce and home delivery on demand for cannabis retail space;

- the handling of significant cash transactions and cannabis inventory at the property, which may increase security risks associated with dispensary operations;

- local real estate conditions (such as an oversupply of, or a reduction in demand for, cannabis retail space);

- our and our tenants' ability to procure and maintain appropriate levels of property and casualty insurance; and

- risks associated with data breaches through cyberattacks, cyber intrusions or otherwise that expose customer personal information at dispensaries, which may result in liability and reputational damage to our tenants and our company.

The realization of any of the risks above, among others, with respect to one or more of our properties or tenants could have a material adverse impact on our business (including our financial performance and condition).

Potential liability for environmental matters could adversely affect our business (including our financial performance and condition).

As an owner of real estate, we are subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

- responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

- liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; or

- potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations and our ability to make distributions to our stockholders.

Although it is our policy to require an acceptable Phase I environmental site assessment for all real property in which we invest prior to our investment, such surveys are limited in scope. As a result, there can be no assurance that a Phase I environmental site assessment will uncover any or all hazardous or toxic substances on a property prior to our investment in that property. We cannot assure you:

- that there are no existing liabilities related to our properties of which we are not aware;

- that future laws, ordinances or regulations will not impose material environmental liability; or

- that the current environmental condition of any of our properties or dispensaries will not be affected by the condition of properties in the vicinity of the properties or dispensaries (such as the presence of leaking underground storage tanks) or by a tenant or third parties unrelated to us.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our business (including our financial performance and condition). To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change in target markets be material in nature, our properties, operations or business would be adversely affected.

We face significant risks associated with the development and redevelopment of properties that we own.

In many instances, we fund build-to-suit projects for our cultivation centers and dispensaries. Development and redevelopment activities that we fund entail risks that could adversely impact our business (including our financial performance and condition), including:

- construction costs, which may exceed our or our tenant's original estimates due to increases in materials, labor or other costs, which could make the project less profitable for our tenant, require us or our tenant to commit additional funds to complete the project and adversely impact our tenant's business and prospects as a result;

- permitting or construction delays, which may result in increased project costs, as well as deferred revenue and delayed commencement of operations by our tenant;

- unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

- claims for warranty, product liability and construction defects after a property has been built;

- health and safety incidents and site accidents;

- poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

- unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

- labor stoppages, slowdowns or interruptions;

- liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings; and

- weather-related and geological interference, including hurricanes, landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

The realization of any of the risks above or other delays in development and redevelopment activities at a property may also materially and adversely impact our tenant's ability to commence, continue or expand its operations, which may result in that tenant defaulting on its rent obligations to us.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our business (including our financial performance and condition).

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants may depend on debt, which could make them especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Because cannabis remains illegal under federal law, there is no assurance that federal bankruptcy courts will provide relief for parties who engage in cannabis-related businesses. Recent bankruptcy court rulings have denied bankruptcy relief for certain cannabis businesses on the basis that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for such activity and on the basis that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets, as such action would violate the CSA. Any inability of our tenants to seek bankruptcy protection may impact their ability to secure financing for their operations and prevent our tenants from utilizing the benefits of reorganization of their businesses under bankruptcy protection to operate in a financially sustainable way, thereby reducing the probability that such a tenant would be able to honor its lease obligations with us.

Generally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings may continue ("assume") or give up ("reject") any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease, any claim for breach of the lease is treated as a general unsecured claim in the tenant's bankruptcy case, subject to certain exceptions for collateral and guarantees. In the event one of our tenants is permitted to seek bankruptcy protection in the U.S., our general unsecured claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guaranty that the tenant's bankruptcy estate would have sufficient funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our business (including our financial performance and condition). Any bankruptcy, if allowed, of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of cannabis products. Our tenants are engaged in the cultivation, processing and sale of cannabis and cannabis-related products, and therefore may be subject to Section 280E of the Code. Application of the provisions of Section 280E of the Code to our tenants would result in the disallowance of certain tax deductions, including for depreciation or interest expense, which could have an adverse impact on their respective financial condition and ability to make lease payments to us. Any lease payment defaults by a tenant could adversely affect our business (including our financial performance and condition).

There are significant tax risks related to controlled substances.

The Marijuana Opportunity Reinvestment and Expungement (MORE) Act of 2022 (H.R. 3617) passed the U.S. House of Representatives by a 220-204 vote April 1, 2022. The MORE Act would impose an excise tax on the sale or other disposition of cannabis products. Initially, the excise tax rate would be set at the rate of five percent of the product's sale price for the first two years after the law went into effect. After that, the excise tax rate would increase by one percentage point annually until it increased to eight percent in the fifth year after the law went into effect. The MORE Act would also remove marijuana from the CSA so that state-legal cannabis businesses would no longer be subject to Section 280E of the Code. The prior Senate session did not consider this legislation and it is unclear whether the MORE Act will be reintroduced. If reintroduced and enacted into law, it is unclear whether this legislation would negatively impact our tenants resulting in lease payment defaults.

Liability for uninsured losses could materially and adversely affect our business (including our financial performance and condition).

While the terms of our leases with our tenants generally require property and casualty insurance, losses from disaster-type occurrences, such as earthquakes, hurricanes, floods and weather-related disasters, and other types of insurance, such as landlord's rental loss insurance, may be either uninsurable or not insurable on economically viable terms, due in part to our properties' locations, construction types and concentration on the regulated cannabis industry. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties, which could materially and adversely affect our business (including our financial performance and condition).

If our properties' access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties.

In order to lease some of the properties that we own, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our business (including our financial performance and condition).

Indoor cultivation of cannabis requires significant power for growing lights and ventilation and air conditioning to remove the hot air generated by the growing lights. While outdoor cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that most of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants' crops and processing capabilities, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could materially and adversely affect our business (including our financial performance and condition).

Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability and directors' and officers' insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance or with less insurance than we would prefer, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

We may purchase properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which could have a material adverse effect on our business (including our financial performance and condition).

We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors.

We are an "emerging growth company" under the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We will remain an emerging growth company until the earliest to occur of:

- the last day of the fiscal year during which our total annual revenue equals or exceeds $1.2 billion (subject to adjustment for inflation);

- the last day of the fiscal year following the fifth anniversary of our initial public offering;

- the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

- the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

For as long as we remain an emerging growth company, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

- comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB"), requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- comply with any new audit rules adopted by the PCAOB unless the SEC determines otherwise;

- provide certain disclosure regarding executive compensation required of larger public companies; or

- hold stockholder advisory votes on executive compensation.

Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "smaller reporting companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per-share trading price of our common stock could decline and may be more volatile.

We have elected to use the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common stock less attractive to investors.

The JOBS Act provides that an emerging growth company can take advantage of exemption from various reporting requirements applicable to other public companies and an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We intend to take advantage of these exemptions and the extended transition periods for adopting new or revised accounting standards and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. We intend to take advantage of these options although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an "emerging growth company." We cannot predict whether investors will find our stock less attractive as a result of this election. If some investors find our common stock less attractive as a result of this election, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will be subject to the requirements of the Sarbanes-Oxley Act.

As long as we remain an emerging growth company, we will be permitted to comply gradually with certain of the ongoing reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See "Risk Factors—Risks Related to Our Business— We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make shares of our common stock less attractive to investors."

Management is required to deliver a report that assesses the effectiveness of our internal controls over financial reporting pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 in a future year. Substantial work on our part will be required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Sections 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock and significant harm to our reputation.

The COVID-19 pandemic, or the future outbreak of any other pandemic, may continue to materially and adversely impact our tenants and their operations, and in turn our business (including our financial performance and condition).

The COVID-19 pandemic has negatively affected our tenants. While conditions have improved since the initial outbreak of COVID-19 in 2020, the COVID-19 pandemic continues to cause disruptions in the economy, supply chains and work forces, while contributing an overall level of ongoing uncertainty for the U.S. and global economies. These conditions may continue, and any future pandemic could have similar adverse effects on the economy and markets as well as our tenants' businesses, financial condition, liquidity and results of operations due to, among other factors:

- a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant actions;

- the temporary inability of consumers and patients to purchase our tenants' cannabis products due to a number of factors, including but limited to illness, dispensary closures or limitations on operations (including but not limited to shortened operating hours, social distancing requirements and mandated "curbside only" pickup), quarantine, financial hardship, and "stay at home" orders, could severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

- difficulty accessing financing on attractive terms, or at all, may affect our access to capital necessary to fund business operations and our tenants' ability to fund their business operations and meet their obligations to us;

- workforce disruptions for our tenants, could result in a material reduction in our tenants' cannabis cultivation, manufacturing, distribution and/or sales capacity;

- because of the federal regulatory uncertainty relating to the regulated cannabis industry, our tenants may not be eligible for financial relief available to other businesses, including federal assistance programs;

- restrictions on public events for the regulated cannabis industry limit the opportunity for our tenants to market and sell their products and promote their brands;

- delays in construction at our properties may adversely impact our tenants' ability to commence operations and generate revenues from projects;

- a general decline in business activity in the regulated cannabis industry would adversely affect our ability to grow our portfolio of regulated cannabis properties; and

- the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, would negatively impact our business continuity.

The extent to which COVID-19 impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the continued scope, severity and duration of the pandemic, the actions taken to contain the outbreak or mitigate its impact (including the success of any vaccine), and the extent of the direct and indirect economic effects of the pandemic and containment measures, among others. COVID-19 presents material uncertainty and risks with respect to our business (including our financial performance and condition).

Risks Related to Regulation

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

Cannabis is a Schedule I controlled substance under the CSA. Even in those jurisdictions in which cannabis has been legalized at the state level, the possession, distribution, cultivation, manufacture and use of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. U.S. federal law does not differentiate between "medical cannabis," "retail cannabis," "adult-use cannabis" and any other designations that state or local law may apply to cannabis. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating federal laws, including those regarding controlled substances, or conspire with another to violate them, and violating the federal cannabis laws is also a predicate for certain other crimes under anti-money laundering laws or the Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"). The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop*. and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

In January 2018, the then-acting U.S. Attorney General Jeff Sessions issued a memorandum (the "Sessions Memo") rescinding certain prior memoranda, including the so-called "Cole Memo" issued on August 29, 2013 under the Obama Administration. The Cole Memo had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In rescinding the Cole Memo, DOJ instructed its prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutions when deciding whether to pursue prosecutions related to cannabis activities. As a result, under the Sessions Memo—which technically remains in effect—federal prosecutors could, and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws against the regulated cannabis industry generally, including our tenants and us. However, on October 6, 2022, President Biden granted a full, complete, and unconditional pardon to all current US citizens and lawful permanent residents who committed the offense of simple possession of marijuana in violation of the CSA.

President Biden's Attorney General, Merrick Garland, has not yet provided a clear policy directive for the U.S. as it pertains to state-legal cannabis-related activities. It is not yet known whether the DOJ under President Biden and Attorney General Garland will re-adopt the Cole Memo (or another similar policy) or whether it will announce a substantive cannabis enforcement policy which may result in DOJ increasing its enforcement actions against the regulated cannabis industry, including our tenants and us. However, on October 6, 2022, President Biden granted a full, complete, and unconditional pardon to all current US citizens and lawful permanent residents who committed the offense of simple possession of marijuana in violation of the CSA. He also directed the Secretary of Health and Human Resources and the Attorney General to conduct an expeditious review of how marijuana is scheduled under federal law, noting that as a Schedule I drug, it has the same classification as heroin and LSD, and even higher than the classification of fentanyl and methamphetamine.

Congress previously enacted an omnibus spending bill that includes a provision prohibiting the DOJ (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. Commonly referred to as the "Rohrabacher-Blumenauer Amendment," this so-called "rider" provision has been appended to the Consolidated Appropriations Acts for fiscal years 2015 through present. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. On December

29, 2022, President Biden signed the omnibus spending bill which included the Rohrabacher-Blumenauer Amendment, extending its application until September 30, 2023. However, there is no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. In *USA vs. McIntosh*, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.

Furthermore, while we target the acquisition of medical-use facilities in certain jurisdictions, our leases do not prohibit cannabis cultivation for adult-use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants currently (and additional tenants may in the future) cultivate, process and/or dispense adult-use cannabis as well as medical-use cannabis in our facilities, as permitted by state and local laws now or in the future, which may in turn subject the tenant, us and our properties to greater and/or different federal legal and other risks as compared to facilities where cannabis is cultivated exclusively for medical use, including not providing protection under the Congressional spending bill provision.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the Cole Memo, supplemental guidance from the DOJ issued under the Obama administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. This supplemental guidance was followed by the February 14, 2014 FinCEN Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Under these guidelines, financial institutions must submit a Suspicious Activity Report in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories—cannabis limited, cannabis priority, and cannabis terminated—based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Although the Sessions Memo rescinded the Cole Memo, the FinCEN Memorandum technically remained intact during President Trump's administration; however, it is unclear whether the current administration will continue to follow the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's priorities could result in the DOJ's prosecuting banks and financial institutions for crimes that were not previously prosecuted.

Federal prosecutors have significant discretion to investigate and prosecute suspected violations of federal law and no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will not choose to strictly enforce the federal laws governing cannabis operations. Any change in the federal government's enforcement posture with respect to state-licensed cannabis operations, including the enforcement postures of individual federal prosecutors in judicial districts where we purchase properties, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the U.S., which would adversely affect the trading price of our securities. Furthermore, following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could impact our ability to operate and could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the medical-use cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

Our existing leases at our properties do not, and we expect that leases that we enter into with future tenants at other properties we acquire will not, prohibit cannabis operations for adult-use that is permissible under state and local laws where our facilities are located and certain of our tenants are currently engaged in operations in the adult-use cannabis industry, which may subject our tenants, us and our properties to different and greater risks, including greater prosecution risk for aiding and abetting violation of the CSA and federal laws governing money laundering. For example, the prohibition in the current omnibus spending bill that prohibits the DOJ from using funds appropriated by Congress to prevent states from implementing their medical-use cannabis laws does not extend to adult-use cannabis laws. In addition, while we may purchase properties in states that only permit medical-use cannabis at the time of acquisition, such states may in the future authorize by state legislation or popular vote the legalization of adult-use cannabis, thus permitting our tenants to engage in adult-use cannabis operations at our properties. For example, Arizona, California, Illinois and Massachusetts permit licensed adult-use cannabis operations, and our leases with tenants in those states allow for adult-use cannabis operations to be conducted at the properties in compliance with state and local laws.

New laws that are adverse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

We have acquired and are targeting for acquisition properties that are owned by state-licensed cannabis operators. Relevant state or local laws may be amended or repealed, or new laws may be enacted in the future to eliminate existing laws permitting cannabis operations. If our tenants were forced to close their operations, we would need to replace those tenants with tenants who are not engaged in the cannabis industry, who most likely will pay significantly lower rents. Moreover, any changes in state or local laws that reduce or eliminate the ability to conduct cannabis operations would likely result in a high vacancy rate for the kinds of properties that we seek to acquire, which would depress our lease rates and property values. In addition, we would realize an economic loss on any and all improvements made to properties that were specific to the cannabis industry.

For example, in connection with the Centers for Disease Control and Prevention identifying cases of vaping-related lung injuries, certain state and local governments had instituted temporary bans. In addition to litigation and reputational risks surrounding vaping-related lung injuries, bans or heightened regulations could have a material adverse impact on our tenants' operations in those states and localities where such a ban or other restrictive regulation has been implemented.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the medical-use and adult-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use and adult-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the cannabis operations, numerous factors impact the legislative process. For example, many states that voted to legalize medical-use and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use and adult-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, not strictly enforcing regulations for non-licensed cannabis operators, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our tenants, to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of medical-use and adult-use cannabis, which could harm our business prospects.

FDA regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which would directly affect our business (including our financial performance and condition).

Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938 or under the Public Health Service Act. Additionally, the FDA may issue rules, regulations, or guidance including certified good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. If regulated by the FDA as a drug, clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations or enforcement actions are imposed, we do not know what the impact this would have on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.

We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by FinCEN clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. However, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. Prior to the DOJ's announcement in January 2018 of the rescission of the Cole Memo and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It remains unclear what impact the rescission of the Cole Memo will have or what position the Biden administration may take, but it remains possible that federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated medical-use and adult-use cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The terms of our leases require that our tenants make rental payments via check or wire transfer. Only a small percentage of financial institutions in the U.S. currently provide banking services to licensed cannabis operators. The inability of our current and potential tenants to open accounts and continue using the services of banks will limit their ability to enter into triple-net lease arrangements with us or may result in their default under our lease agreements, either of which could materially harm our business (including our financial performance and condition) and the trading price of our securities. Our current cash balances are held in smaller banks and our cash deposits exceed federally insured limits.

In addition, in the United States, many clearing houses for major broker-dealer firms have refused to handle securities or settle transactions of companies engaged in cannabis related business. This means that certain broker-dealers cannot accept for deposit or settle transactions in the securities of companies, which may inhibit the ability of investors to trade in our securities in the United States, could negatively affect the liquidity of our securities and could subject us to additional regulatory scrutiny from state and federal securities regulators. Similarly, for our tenants that are publicly-traded companies, securities clearing firms may refuse to accept deposits of securities of those tenants, which may negatively impact the trading and valuations of such tenants and have a material adverse impact on our tenants' ability to finance their operations and growth through the capital markets.

In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the U.S. House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, our inability, or limitations on our ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for us to operate and conduct our business as planned or to operate efficiently.

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of the property as a cannabis cultivation, processing or dispensing facility, which if successful, could materially and adversely affect our business (including our financial performance and condition).

Owners of properties located in close proximity to our properties may assert claims against us regarding the use of our properties for cannabis cultivation, processing or dispensing, including assertions that the use of the property constitutes a nuisance that diminishes the market value of such owner's nearby property. Such property owners may also attempt to assert such a claim in federal court as a civil matter under the RICO Act. If a property owner were to assert such a claim against us, we may be required to devote significant resources and costs to defending ourselves against such a claim, and if a property owner were to be successful on such a claim, our tenants may be unable to continue to operate their business in its current form at the property, which could materially and adversely impact the tenant's business and the value of our property, our business (including our financial performance and condition) and the trading price of our securities.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the "equitable sharing program." Under this new policy directive, federal authorities may adopt state and local forfeiture cases and prosecute them at the federal level, allowing for state and local agencies to keep up to 80% of any forfeiture revenue. This policy directive represents a reversal of the DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive may lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the medical-use and adult-use cannabis facilities that we have acquired and intend to acquire, our investment in those properties may be lost.

We may have difficulty accessing bankruptcy courts.

As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on us or our tenants.

The properties that we own are subject to extensive regulations, which may result in significant costs and materially and adversely affect our business (including our financial performance and condition), liquidity and results of operations.

Our properties are and other properties that we expect to acquire will be subject to various laws and regulatory requirements. For example, local property regulations, including restrictive covenants of record, may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation, processing or dispensing of medical-use and adult-use cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Our failure to obtain such regulatory approvals could have a material adverse effect on our business (including our financial performance and condition), liquidity and results of operations. Furthermore, we cannot assure you that the regulatory requirements and statutory prohibitions relating to properties used in cannabis operations will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional prohibition or costs.

Risks Related to Financing Our Business

***Our growth depends on external sources of capital, which may not be available on favorable terms or at all (which such financing source risk may be more pronounced in the cannabis industry due to financial and regulatory constraints*.**

We expect to acquire additional real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the cannabis industry, changes in market conditions for the regulated cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our current and potential future earnings. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation, production or dispensing of cannabis. If this source of funding is unavailable to us, our growth may be limited.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future business (including our financial performance and condition), which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business (including our financial performance and condition), including our growth prospects.

In addition, securities clearing firms may refuse to accept deposits of our securities, which may negatively impact the trading of our securities and have a material adverse impact on our ability to obtain capital.

We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our stockholders.

As of December 31, 2022, we have a $2.0 million loan payable and $1.0 million of principal drawn on our Revolving Credit Facility. Although we currently have no other outstanding indebtedness, subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to other transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders' and rating agencies' estimate of the stability of our investment portfolio's cash flow. Our board of directors may significantly increase the amount of leverage we utilize at any time. In addition, we may leverage individual assets at substantially higher levels. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

- we may be unable to borrow additional funds as needed or on favorable terms, or at all;

- to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

- our default under any loan with cross default provisions could result in a default on other indebtedness;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification or other purposes; and

- we may be unable to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all. There can be no assurance that a leveraging strategy will be successful.

If any one of these events were to occur, our business (including our financial performance and condition) and our ability to make distributions to our stockholders could be materially and adversely affected.

Inflation could adversely impact our tenants and our results of operations.

Inflation, both real or anticipated, as well as any resulting governmental policies, could adversely affect the economy and the costs of labor, goods and services to our tenants. Our long-term leases and loans typically contain provisions such as rent and interest escalators that are designed to mitigate the adverse impact of inflation on the Company's results of operations. However, these provisions may have limited effectiveness at mitigating the risk of high levels of inflation due to contractual limits on escalation that exist in substantially all of our escalation provisions. Our leases are triple-net and typically require the tenant to pay all property operating expenses, and therefore, increases in property-level expenses at our leased properties generally do not directly affect us. However, increased operating costs resulting from inflation could have an adverse impact on our tenants if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' ability to pay rent or other obligations owed to us. An increase in our tenant's expenses and a failure of their revenues to increase at least with inflation could adversely impact our tenant's and our financial condition and our results of operations.

Covenants in our Revolving Credit Facility could adversely affect our financial condition.

Our Revolving Credit Facility is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. Any of the default events under our Revolving Credit Facility could cause our lenders to accelerate the timing of payments and/or prohibit future borrowings, either of which would have a material adverse effect on our business, operations, financial condition and liquidity.

Risks Related to Our Organization and Structure

Our senior management team manages our portfolio subject to very broad investment guidelines.

Our senior management team has broad discretion over our investments, and our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in periodic filings with the SEC. We rely on the senior management team's ability to execute acquisitions and dispositions of cannabis-related facilities, subject to the oversight and approval of our board of directors. Our senior management team is authorized to pursue acquisitions and dispositions of real estate investments in accordance with very broad investment guidelines, subject to approval of our board of directors.

We are dependent on our key personnel for our success.

We depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team, and our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our business (including our financial performance and condition). If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our senior management team's ability to hire and retain highly skilled personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our common stock may decline.

Certain of our stockholders have the right to nominate members of our board of directors.

We have entered into an amended and restated investor rights agreement (the "Investor Rights Agreement") with certain of our stockholders, pursuant to which the stockholders party thereto have certain rights with respect to the nomination of members to our board of directors. As a result, our other stockholders may have a limited ability to influence the composition of our board of directors.

Our board of directors may change our investment objectives and strategies without stockholder consent.

Our board of directors determines our major policies, including with regard to financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and Maryland General Corporation Law (the "MGCL"), our stockholders generally have a right to vote only on the following matters:

- the election or removal of directors;

- the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

  - change our name;

  - change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

  - increase or decrease the aggregate number of shares of stock that we have the authority to issue;

  - increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

  - effect certain reverse stock splits;

- our liquidation and dissolution; and

- our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Certain provisions of Maryland law could inhibit changes in control.

Under the MGCL, "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as: (a) any person who beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, or held by an affiliate or associate of the interested stockholder unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, *provided* that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons).

The "control share" provisions of the MGCL provide that, subject to certain exceptions, a holder of "control shares" of a Maryland corporation (defined as shares which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL ("Subtitle 8"), permit the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act to, without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement certain takeover defenses, including the ability to classify the board of directors.

These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Severance provisions included in our employment agreements with our executive officers could be costly and prevent a change in our control.

The employment agreements that we entered into with our executive officers include severance provisions, which provide that, if their employment with us terminates under certain circumstances (including after a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Because of our holding company structure, we depend on our operating partnership and its subsidiaries for cash flows and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be OP Units and the general partnership interests in our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership's subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full. Furthermore, U.S. bankruptcy courts have generally refused to grant bankruptcy protections to cannabis businesses.

Our operating partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

As of the date of this Annual Report on Form 10-K, we are the sole general partner of our operating partnership and own, directly or through subsidiaries, approximately 98% of the outstanding OP Units. We may, in connection with our acquisition of properties or otherwise, cause our operating partnership to issue additional OP Units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our operating partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company.

The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders recourse in the event of actions not in their best interests.

We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law. Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers and our stockholders for money damages except for liability resulting from:

- • actual receipt of an improper benefit or profit in money, property or services; or

- • active and deliberate dishonesty that was established by a final judgment and was material to the cause of action.

Our Company's charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- • any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

- • any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, trustee, manager, member or partner of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed only upon the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors. Vacancies on the board of directors may be filled only by a vote of the majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.

To qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In order for us to remain qualified as a REIT under the Code, the relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 7.5% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding shares of stock or more than 7.5% (in value or number of shares, whichever is more restrictive) of our outstanding common stock or any class or series of our outstanding preferred stock. These ownership limits and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We plan to continue to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We engage primarily in the business of investing in real estate and we have not and do not intend to register as an investment company under the Investment Company Act. If our primary business were to change in a manner that would require us register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to Our Securities

The market price and trading volume of our common stock may be volatile.

The market price for our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate, resulting in significant price variations.

Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of our common stock include, among others:

- our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;
- changes in government policies, regulations or laws;
- the performance of our current properties and additional properties that we acquire;
- our ability to make acquisitions on preferable terms or at all;
- additional equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;
- actual or anticipated accounting problems;
- publication of research reports about us, the real estate industry or the cannabis industry;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we may incur in the future;
- interest rate changes;
- additions to or departures of our senior management team;
- speculation in the press or investment community or negative press in general;
- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
- failure to maintain our qualification as a REIT;
- changes in tax laws;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- refusal of securities clearing firms to accept deposits of our securities;
- the realization of any of the other risk factors presented in this Annual Report on Form 10-K;
- actions by institutional stockholders;
- price and volume fluctuations in the stock market generally; and

•   market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.

Market factors unrelated to our performance could also negatively impact the market price of our common stock and preferred stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock.

We may face liquidity risks.

Our common stock trades on the OTCQX. No assurance can be given as to (i) the likelihood that an active market for common stock will develop and be sustained, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell their shares or (iv) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares of our common stock issued upon the exchange of OP Units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

In addition, see "Risks Related to Clearing Firms Settling Transactions of Companies Engaged in the Cannabis Industry" for risks related to limitations on clearing houses and other market participants settling transactions in our securities.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

Subject to applicable law, our board of directors, without further stockholder approval, may authorize us to issue additional shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, including, without limitation, equity-based awards to participants in the NewLake 2021 Equity Incentive Plan, or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common or preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into common or preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. If any preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Additionally, from time to time we also may issue shares of our common stock or OP Units in connection with property acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or OP Units, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

We cannot assure you of our ability to make distributions in the future.

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not equal net income as calculated in accordance with U.S. generally accepted accounting principles ("GAAP")), and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We may not continue our current level of distributions to stockholders. Our board of directors will determine future distributions based on a number of factors, including cash available for distribution, economic conditions, operating results, our financial condition, especially in relation to our anticipated future capital needs, then current expansion plans, the distribution requirements for REITs, and other factors our board deems relevant. Furthermore, our Loan and Security Agreement contains prohibitions against our payment of any dividend on common or preferred shares, including at any time when there is an event of default under such credit covenants. There are exceptions, however, for payment of dividends necessary to maintain our REIT status as long as certain conditions are met. In addition, we may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations.

Our charter does not restrict our ability to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.

Our organizational documents do not restrict our ability to make distributions from any source. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use our cash on hand, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions, some of which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties, future issuances of securities or cash on hand, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of common stock and preferred stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions.

The market price of our common stock could be materially and adversely affected by our level of cash distributions.

The market value of our common stock is based upon the market's perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or re-financings, as well as based upon the real estate market value of our underlying assets. If investors primarily focus on growth and cash distributions, our stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our common stock.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the cannabis real estate sector, the price of our common stock could decline.

The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

Risks Related to Our Taxation as a REIT

Our failure to remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders and have significant adverse consequences on the market price of our common stock.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2019. We believe that we have been organized and operated in such a manner as to remain qualified for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and intend to continue to operate in such a manner in the future. We have not requested and do not intend to request a ruling from the Internal

Revenue Service (the "Service") that we remain qualified as a REIT, and the statements in this report are not binding on the Service or any court. Qualification as a REIT involves the application of highly technical and complex Code provisions and regulations promulgated by the U.S. Treasury Department thereunder ("Treasury Regulations") for which there are limited judicial and administrative interpretations. Accordingly, we cannot provide assurance that we will remain qualified as a REIT.

To remain qualified as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions to stockholders. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to remain qualified as a REIT. Thus, while we intend to operate in a manner to remain qualified as a REIT, in view of the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we cannot provide assurance that we will so qualify for any particular year. These considerations also might restrict the types of income we can realize, or assets that we can acquire in the future.

If we fail to remain qualified as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income at regular corporate rates (and possibly increased state and local taxes). We will not be able to deduct distributions to our stockholders in any year in which we fail to qualify, nor will we be required to make distributions to our stockholders. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. If we fail to remain qualified as a REIT, all distributions to stockholders, to the extent of current and accumulated earnings and profits, will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributions may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Furthermore, if we fail to remain qualified as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

To remain qualified as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gain) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we can provide no assurances that we will have sufficient cash or other liquid assets to meet these requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts. In addition, if the Service were to disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed cannabis tenants, are primarily or vicariously liable for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or otherwise, we would be unable to meet the distribution requirements and would fail to remain qualified as a REIT. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.

We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur U.S. federal income tax, U.S. federal excise tax and/or our REIT status may be jeopardized.

If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur U.S. federal income tax and jeopardize our REIT status.

Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substance Act) which is prohibited by federal law or the law of any State in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of medical-use and adult-use cannabis products. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of medical-use and adult-use cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants likely will be subject to Section 280E of the Code. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E of the Code to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements applicable to REITs under the Code, which could cause us to incur U.S. federal income tax and fail to remain qualified as a REIT. Because we are not engaged in the purchase or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E of the Code, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E of the Code. However, there is no assurance that the Service will not take such a position either currently or in the future.

We could face adverse tax consequences if the Target failed to qualify as a REIT prior to the Merger.

In connection with the closing of the Merger, we received an opinion of counsel to the effect that the Target qualified as a REIT for U.S. federal income tax purposes through the time of the Merger. However, we did not request a ruling from the Service that the Target qualified as a REIT. Notwithstanding the opinion of counsel, if the Service successfully challenged the Target's REIT status prior to the Merger, we could face adverse tax consequences, including:

- succeeding to the Target's liability for U.S. federal income taxes at regular corporate rates for the periods in which the Target failed to qualify as a REIT (without regard to the deduction for dividends paid for such periods);

- succeeding to any built-in gain on the Target's assets, for which we could be liable for U.S. federal income tax at regular corporate rates, if we were to recognize such gain in the five-year period following the merger; and

- succeeding to the Target's earnings and profits accumulated during the periods in which the Target failed to qualify as a REIT, which we would be required to distribute to our stockholders in order to satisfy the REIT distribution requirements and avoid the imposition of any excise tax.

As a result, we would have less cash available for operations and distributions to our stockholders, which could require us to raise capital on unfavorable terms or pay deficiency dividends.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To remain qualified as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more TRSs, and the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. If we fail to comply with these asset requirements at the end of any calendar quarter, we generally must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forego taking actions that we would otherwise consider advantageous. For instance, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

In certain circumstances, even if we qualify as a REIT, we and our subsidiaries may be subject to certain U.S. federal, state and other taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. There is a safe harbor from this penalty tax for property that is held for certain time periods, but there can be no assurance that property sales have qualified or will qualify for this safe harbor. If a sale does not qualify for the safe harbor, then the sale is evaluated based on all of the facts and circumstances. In addition, if we were to sell property that the Target owned as a C corporation prior to January 1, 2025, then we would be required to pay corporate income tax on the built-in gain on such property as of January 1, 2020, which built-in gain is estimated to be less than $35,000. Any U.S. federal, state or other taxes we pay will reduce our cash available for distribution to stockholders.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends (other than capital gain dividends) payable by REITs, however, generally are not eligible for the reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our common stock.

Non-corporate stockholders, including individuals, generally may deduct 20% of "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), for taxable years beginning before January 1, 2026, subject to certain limitations. If we fail to remain qualified as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate, (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (3) the instrument was entered into to "offset" certain instruments described in clauses (1) or (2) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Department regulations. Income from hedging transactions that do not meet these requirements is likely to constitute non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We purchase many properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Service could challenge such characterization. In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect, and may adversely affect us and our stockholders. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.

We cannot predict whether any of these proposed changes will become law. We cannot predict the long-term effect of any recent or future tax law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

Risks Related to General and Other Factors

The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation.

We rely on technology to run our business, and as such we are subject to risk from cyber incidents, including cyberattacks attempting to gain unauthorized access to our systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we have implemented measures to help mitigate these threats, such measures cannot guarantee that we will be successful in preventing a cyber incident. The occurrence of a cyber incident or cyberattack could disrupt our operations, compromise the confidential information of our employees or tenants, and/or damage our business relationships and reputation. We are not aware of any cyber incidents that we believe to be material or that could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict every event and circumstance that may affect our business, and therefore, the risks and uncertainties discussed herein may not be the only ones you should consider.

We are aware of a limited number of other publicly-traded REITs that focus on the acquisition and ownership of cannabis facilities. Therefore, we may encounter risks of which we are not aware at this time, which could have a material adverse impact on our business (including our financial performance and condition).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our Properties

We seek to acquire cultivation facilities and dispensaries that are strategic profit centers for our tenants and are well positioned for the regulatory evolution of the industry. Licensed cultivation facilities and dispensary locations are critical components of the cannabis industry, particularly in limited-license jurisdictions. As of December 31, 2022, we owned 32 properties comprised of 17 dispensaries and 15 cultivation facilities that are 100% leased to state-licensed cannabis operators, with a weighted average remaining lease term of 14.6 years. Based on invested capital, as of December 31, 2022, our portfolio is comprised of approximately 90.4% cultivation facilities and 9.6% dispensaries.

As of December 31, 2022, we have aggregate unfunded commitments to invest $3.1 million for the development and improvement of our existing cultivation facilities in Arizona, Missouri and Pennsylvania. We define these tenant improvement commitments as a commitment pursuant to our lease with the tenant to fund alterations, additions or improvements to the premises. Our leases are generally structured to disburse capital over specified periods of time. The leases also generally contain certain provisions that require tenants to pay rent on the full amount of capital under each lease, whether or not disbursed. As of December 31, 2022, our Arizona cultivation facility is currently paying rent on approximately $1.6 million of unfunded capital.

Existing Portfolio. The table below sets forth our property portfolio as of December 31, 2022 (in thousands, except square feet):

Property Type	State	Tenant[1]	Rentable Square Feet[2]	Investment in Real Estate[3]	Real Estate Construction in Progress	Total Real Estate	In-Place Lease Intangible Assets[4]	Total Investment	
Cultivation	Florida	Curaleaf	417,350	$ 75,983	$ —	$ 75,983	$ —	$ 75,983	
Cultivation	Pennsylvania	Trulieve	144,602	44,270	—	44,270	12,331	56,601	
Cultivation	Illinois	Cresco Labs	222,455	50,732	—	50,732	—	50,732	
Cultivation	Massachusetts	Revolutionary Clinics	145,852	42,860	—	42,860	—	42,860	[5]
Cultivation	Pennsylvania	Hero Diversified Associates Inc.	99,200	30,000	—	30,000	—	30,000	
Cultivation	Missouri	Organic Remedies	81,808	20,819	—	20,819	—	20,819	
Cultivation	Massachusetts	Columbia Care	38,890	13,826	—	13,826	4,120	17,946	
Cultivation	Pennsylvania	Ayr Wellness	38,400	14,529	—	14,529	—	14,529	
Cultivation	Illinois	Columbia Care	32,802	11,361	—	11,361	3,106	14,467	
Cultivation	Nevada	Ayr Wellness	56,536	13,579	—	13,579	—	13,579	
Cultivation	Arizona	Mint	130,757	2,400	10,541	12,941	—	12,941	[6]
Cultivation	Missouri	Bloom Medicinals	40,679	11,983	—	11,983	—	11,983	
Cultivation	Pennsylvania	Acreage	30,625	10,161	—	10,161	—	10,161	
Cultivation	Massachusetts	Acreage	38,380	9,791	—	9,791	—	9,791	
Dispensary	California	Columbia Care	2,470	3,774	—	3,774	1,071	4,845	
Dispensary	Illinois	Curaleaf	5,040	3,362	—	3,362	575	3,937	
Dispensary	Ohio	Curaleaf	7,200	3,353	—	3,353	582	3,935	
Dispensary	Florida	Curaleaf	11,181	2,932	—	2,932	441	3,373	
Dispensary	Massachusetts	Columbia Care	4,290	2,320	—	2,320	373	2,693	
Dispensary	Massachusetts	PharmaCann	11,116	2,112	—	2,112	500	2,612	
Dispensary	Pennsylvania	Curaleaf	3,500	2,227	—	2,227	369	2,596	
Dispensary	North Dakota	Curaleaf	4,590	2,174	—	2,174	355	2,529	
Dispensary	Arkansas	Greenlight '[7]	7,592	2,157	—	2,157	320	2,477	
Dispensary	Pennsylvania	Curaleaf	1,968	1,918	—	1,918	320	2,238	
Dispensary	Illinois	Curaleaf	6,100	1,734	—	1,734	257	1,991	
Cultivation	Massachusetts	Mint	39,600	380	1,569	1,949	—	1,949	
Dispensary	Pennsylvania	PharmaCann	3,481	1,315	—	1,315	393	1,708	
Dispensary	Ohio	PharmaCann	3,735	1,550	—	1,550	—	1,550	
Dispensary	Illinois	Columbia Care	4,736	1,215	—	1,215	206	1,421	
Dispensary	Illinois	Curaleaf	4,200	1,024	—	1,024	178	1,202	
Dispensary	Connecticut	Acreage	2,872	929	—	929	—	929	
Dispensary	Illinois	Curaleaf	1,851	594	—	594	98	692	
Total			**1,644**	**$ 387,364**	**$ 12,110**	**$ 399,474**	**$ 25,595**	**$ 425,069**	

(1) Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.

(2) Includes estimated rentable square feet at completion of construction.

(3) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price) and tenant improvement commitments funded and placed in service, if any, as of December 31, 2022. Excludes tenant improvement commitments not funded as of December 31, 2022.

(4) Represents gross In-Place Intangibles at acquisition. Does not include accumulated amortization.

(5) Includes approximately $40.0 million in cash and 88,200 OP units issued in connection with the purchase of the property.

(6) The tenant has been paying rent on unfunded commitments since July 2022 in accordance with the lease agreement. The property is currently in development and we expect to receive final licensing upon occupancy.

(7) GL Partners, Inc. (Greenlight) took over as tenant, however Curaleaf remains the guarantor subject to certain conditions in the lease agreement.

The following table sets forth a summary of the lease expirations for leases in place as of December 31, 2022 for each of the ten full calendar years beginning January 1, 2023. The information set forth in the table assumes that tenants exercise no renewal options (square footage and annualized base rent in thousands).

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent[1]	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot[2]
2023	—	—	— %	$ —	— %	$ —
2024	—	—	— %	—	— %	—
2025	—	—	— %	—	— %	—
2026	—	—	— %	—	— %	—
2027	—	—	— %	—	— %	—
2028	—	—	— %	—	— %	—
2029	3	11	0.7 %	835	1.7 %	72.65
2030	—	—	— %	—	— %	—
2031	2	15	0.9 %	389	0.8 %	26.65
2032	8	44	2.7 %	1,646	3.4 %	37.75
Thereafter	19	1,574	95.7 %	45,469	94.1 %	28.88
Total/Weighted Average	**32**	**1,644**	**100.0 %**	**$ 48,339**	**100.0 %**	**$ 29.41**

(1) Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended December 31, 2022, by (ii) 12.

(2) Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Our Tenants

We target companies that have successfully navigated complex state regulation and fulfilled rigorous state-licensing requirements. We believe we have been diligent in partnering with a diverse tenant base of experienced operators in limited licensed jurisdictions that have strong management teams. Our tenants have generally demonstrated access to capital, which is critical to continuing to execute on their respective business plans.

As of December 31, 2022, all of our revenues were derived from 13 tenants. The following table sets forth the tenants in our property portfolio as of December 31, 2022 (dollars in thousands). All of our leases include a parent or other affiliate guarantee.

Tenant[1]	Total Investment[2]	Number of Leases	Percentage of Annualized Rental Income[3]
Curaleaf	$ 98,477	10	23.0%
Cresco Labs	50,732	1	13.1%
Trulieve	56,601	1	11.2%
Revolutionary Clinics	42,860	1	10.6%
Columbia Care	41,373	5	8.3%
Hero Diversified Associates Inc.	30,000	1	7.9%
Acreage	20,880	3	6.6%
Ayr Wellness	28,107	2	5.7%
Organic Remedies	20,819	1	5.0%
Mint	14,890	2	4.5% [4]
Bloom Medicinals	11,983	1	2.5%
PharmaCann	5,868	3	1.2%
Greenlight[5]	2,478	1	0.4%
Total	**$ 425,068**	**32**	**100.0%**

(1) Lease is with a subsidiary of this entity, for which this entity or an affiliate is a guarantor.

(2) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price), gross In-Place Lease Intangible Assets and tenant improvement commitments funded, if any, as of December 31, 2022. Excludes tenant improvement commitments not funded as of December 31, 2022.

(3) Annualized Rental Income represents the annualized monthly base rent of executed leases as of December 31, 2022.

(4) The tenant has been paying rent on unfunded commitments since July 2022 in accordance with the lease agreement.

(5) GL Partners, Inc. (Greenlight) took over as tenant, however Curaleaf remains the guarantor subject to certain conditions in the lease agreement.

Curaleaf

We own nine dispensaries and one cultivation facility that are leased to subsidiaries of Curaleaf, which is, or an affiliate is, the corporate guarantor. Curaleaf is publicly-traded on the CSE and OTC markets under the symbols CURA and CURLF, respectively. Curaleaf's filings, including their financial information, are electronically available at www.sec.gov and from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2022, we were not a party to any proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

ITEM 4. MINE SAFETY

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is listed on the OTCQX Best Market operated by the OTC Markets Group, Inc., under the symbol "NLCP".

Dividend Information

In accordance with the requirements for maintaining REIT status, we intend to distribute to stockholders aggregate dividends equaling at least 90% of our REIT taxable income (determined without regard to the deduction of dividends paid and by excluding any net capital gain) for each taxable year and will endeavor to distribute at least 100% of our REIT taxable income so as not to be subject to federal income tax. Distributions of economic profits could be classified as return of capital due to differences between book and tax accounting rules. We may make additional returns of capital when the potential risk-adjusted returns from new investments fail to exceed our cost of capital. Subject to the limitations of applicable securities and state corporation laws, we can return capital by making purchases of our own capital stock or through payment of dividends.

Shareholder Information

As of December 31, 2022, there were approximately 274 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

Sales of Unregistered Securities

None.

Use of Proceeds from Sales of Registered Securities

None.

Purchase of Equity Securities by the Issuer

On November 7, 2022, the board of directors of the Company authorized a stock repurchase program of up to $10.0 million of its common stock through December 31, 2023. Purchases made pursuant to the stock repurchase program will be made in the open market, in privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934, as amended. The authorization of the stock repurchase program does not obligate the Company to acquire any particular amount of common stock. The timing, manner, price and amount of any repurchases will be determined by the Company in its discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The stock repurchase program may be suspended or discontinued by us at any time and without prior notice.

As of December 31, 2022, the Company has not repurchased any shares of common stock under the stock repurchase program.

Securities Authorized for Issuance Under Equity Compensation Plan

For information about our equity compensation plans and other related stockholder matters see Item 12 of Part III of this Annual Report on Form 10-K.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Cautionary Statement Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

NewLake Capital Partners, Inc., (the "Company," "we," "our," "us,") is an internally managed REIT and a leading provider of real estate capital to state-licensed cannabis operators primarily through sale leaseback transactions, third-party purchases and funding for build-to-suit projects. Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant for the ongoing expenses of the leased property, in addition to its rent obligations.

We were incorporated in Maryland on April 19, 2019. We conduct our business through a traditional umbrella partnership REIT structure, in which properties are owned by an operating partnership, directly or through subsidiaries. We are the sole general partner of our operating partnership and currently own approximately 98% of the OP Units. We have elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year ended December 31, 2019 and intend to operate our business so as to continue to qualify as a REIT.

On March 17, 2021, we consummated a merger pursuant to which we combined our company with a separate company, or the Target, that owned a portfolio of cultivation facilities and dispensaries utilized in the cannabis industry, and renamed ourselves "NewLake Capital Partners, Inc." The Merger was completed through the issuance of 7,699,887 shares of common stock valued at $21.15 per share and warrants to purchase up to 602,392 shares of the Company's common stock valued at approximately $4.8 million. The Company also incurred approximately $2.1 million in merger-related transaction costs. The consideration issued was based upon the relative value of the two entities, such that the shareholders of the Company and the Target, immediately prior to the Merger, owned 56.79% and 43.21%, respectively, of the outstanding post-merger common stock of the Company. The Company issued warrants to Target shareholders based on the pre-merger options outstanding, using the equivalent proportion described in the previous sentence. Upon completion of the Merger, we owned 24 properties across nine states. In connection with the Merger, we also entered into various arrangements and agreements with certain of our significant stockholders, including director nomination rights.

On August 13, 2021, we completed our initial public offering ("IPO") of 3,905,950 shares of our common stock, par value $0.01 per share at a public offering price of $26.00 per share for gross proceeds of approximately $102.0 million, before deducting placement agent fees and offering expenses. Net proceeds were approximately $93.5 million. Our common stock trades on the OTCQX® Best Market operated by the OTC Markets Group, Inc., under the symbol "NLCP".

As of December 31, 2022, we owned a geographically diversified portfolio consisting of 32 properties across 12 states with 13 tenants, comprised of 17 dispensaries and 15 cultivation facilities.

Emerging Growth Company

We have elected to be an emerging growth company, as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

• We are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

- We are permitted to provide less extensive disclosure about our executive compensation arrangements; and

- We are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of the other provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.2 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the exchange, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend on the rental revenue we receive from the properties that we own, interest income we receive from the loans we originate, the timing of lease expirations, general market conditions, the regulatory environment in the cannabis industry, and the competitive environment for real estate assets that support the cannabis industry.

Rental Revenues

We receive income from rental revenue generated by the real estate properties that we own and we expect to acquire in the future. The amount of rental revenue depends upon a number of factors, including:

- Our ability to enter into new leases at market value rents inclusive of annual rent increases; and

- Rent collection, which primarily relates to each of our current and future tenant's or guarantor's financial condition and ability to make rent payments to us on time.

The properties that we own consist of real estate assets that support the cannabis industry. Changes in current favorable state or local laws in the cannabis industry may impair our ability to renew or re-lease properties and the ability of our tenants to fulfill their lease obligations and could materially and adversely affect our ability to maintain or increase rental rates for our properties.

Commencing in November 2022, we allowed one of our tenants Hero Diversified Associates Inc., to remit their rent payments weekly. All contractual rent payments were received as of the date of this Annual Report. We expect to continue allowing weekly rental payments for the foreseeable future.

Market Conditions

Recently, financial markets have been volatile, reflecting heightened geopolitical risks and material tightening of financial conditions since the U.S. Federal Reserve began increasing interest rates in the spring of 2022. This volatility in the financial markets has led to continued uncertainty regarding monetary policy and concerns of an economic recession. The current market conditions have reduced the availability of capital for our tenants and the Company.

In 2022, inflation has trended significantly higher than in prior periods, which may be negatively impacting some of our tenants. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projections. Ongoing labor shortages and global supply chain issues, geopolitical issues and the war in Ukraine, also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which are resulting in cost overruns and delays in commencing operations on certain of our tenants' projects.

Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors, mortgage REITs, hard money lenders, as well as would-be tenants and cannabis operators themselves, all of whom may compete with us in our efforts to acquire real estate zoned for cannabis cultivation, production or dispensary operations. Competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we own and expect to acquire, which would adversely affect our financial results.

Financial Performance and Condition of Our Tenants

As of December 31, 2022, all of our rental revenues were derived from triple-net leases to 13 tenants. Our leases obligate the tenant for all the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations and include a parent or other affiliate guarantee. Our revenues are, therefore, dependent on our tenants (and related guarantors) ability to meet their respective obligations to us. Our tenants operate in the regulated cannabis industry, which is an evolving and highly regulated space. Further, because the regulated cannabis industry is a relatively new space, some of our existing tenants have limited operating histories and may be more susceptible to payment and other lease defaults. Thus, our operating results will be significantly impacted by the ability of our tenants to achieve and sustain positive financial results.

See Item 1A. "Risk Factors" of this Annual Report on Form 10-K for additional factors that may impact our operating results.

Critical Accounting Estimates

In accordance with generally accepted accounting principles in the United States of America ("GAAP"), our consolidated financial statements require the use of estimates and assumptions that involve the exercise of judgment and use of assumptions. Our most critical accounting policies will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. Actual results could differ materially from those estimates and assumptions.

We believe that all of the decisions and assessments upon which our consolidated financial statements have been based were reasonable at the time made and based upon information available to us at that time. Below is a summary of our critical accounting policies that involve a significant level of estimation uncertainty or subjectivity and have had or are reasonably likely to have a material impact on our financial condition or results of operations. This discussion of our critical accounting estimates is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates and assumptions. For further discussion of our significant accounting policies, see Note 2 "Basis of Presentation and Summary of Significant Accounting Policies " to our consolidated financial statements included in this Form 10-K.

Investment in Real Estate Properties

Real estate properties are presented at cost, less accumulated depreciation. Costs directly related to the properties' acquisition, development, or redevelopment of the properties are capitalized. Any repairs and maintenance cost incurred, if any, on the properties are expensed. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Reimbursements paid to tenants or incurred by us for property improvements, generally consisting of building additions or significant upgrades to existing facilities, are considered construction in progress until placed in service. Such improvements are considered placed in service when ready and available for its intended use.

Upon acquisition of a property, we allocate the purchase price of the real estate to land, building and improvements (inclusive of tenant improvements and site improvements) and if applicable and determined material intangibles, such as the value of above and below market leases and origination costs associated with the in-place lease. The tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs for asset acquisitions are capitalized as incurred. All of our real estate investments, including the Merger, to date were recorded as asset acquisitions.

We depreciate the amount allocated to building and improvements on a straight-line basis over their estimated useful lives not to exceed 35 years and the amount allocated to site improvements at our buildings, if any, over the estimated useful lives, not to exceed 15 years. The Company amortizes the amount allocated to intangibles related to in-place leases are amortized over the remaining term of the in-place lease.

Lease Classification

Lease classification for leases under which we are the lessor are evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to us at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Lease classification for those leases under which we are the lessee are evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement we record a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. We apply a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, we use a discount rate reflective of the our incremental borrowing rate. On the consolidated statements of operations, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

Revenue Recognition

Rental revenue for our triple-net leases are accounted for as operating leases. Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of minimum lease payments is not reasonably predictable. Rental increases based upon changes in the consumer price index are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated reimbursements from tenants for recoverable real estate taxes and operating expenses are included in rental revenue in the period when such costs are incurred. Contractually obligated real estate taxes that are paid directly by the tenant to the tax authorities are not reflected in our consolidated financial statements.

Rental revenue for operating leases where the minimum lease payments is not reasonably predictable are recognized on a cash basis. Due to our tenants limited operating history and the uncertain regulatory environment in the United States relating to the cannabis industry, we record rental revenue for our operating leases on a cash basis. Any rental payments received in advance of contractual due dates are recorded as Rent Received in Advance on the accompanying consolidated balance sheets.

Provision for Impairment

We review current activities and changes in the business condition of all of our properties to determine the existence of any triggering events or impairment indicators. We evaluate our real estate assets for impairment on a property-by property basis. If triggering events or impairment indicators are identified, we analyzes the carrying value of our real estate for any impairment. Such impairment indicators include but are not limited to, deterioration in rent rates for a property, decline in projected rental rates, evidence of material physical damage to the property, holding period, and tenant defaults.

A provision is made for impairment if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, capital expenditures and property sales capitalization rates. Our undiscounted cash flow and fair value calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flow and property fair values, including determining our estimated holding period and selecting the discount or capitalization rate that reflects the risk inherent in future cash flow.

Stock-Based Compensation

We record our compensation cost for all stock awards at fair value at the grant date and amortized the cost over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. We used the Black-Scholes option pricing model to estimate the fair value of options awards at the time of their grant. The fair value of restricted stock awards is determined using the closing price of our stock on the date of grant, as reported on the primary stock exchange in which our common stock is traded. The fair value of performance stock awards is determined using a Monte Carlo simulation for our future stock price and the corresponding peer group.

There is significant uncertainty in the estimation of the valuation of our performance stock units as they do not vest until December 31, 2023 and December 31, 2024, and there is additional uncertainty around forfeitures as we cannot determine if or when forfeitures will happen. The valuation of units can vary significantly since units are based upon target amounts that may or may not be met.

2022 Highlights

Investment Activity

Real Estate Acquisitions

As of December 31, 2022, we owned a geographically diversified portfolio consisting of 32 properties across 12 states with 13 tenants, comprised of 17 dispensaries and 15 cultivation facilities with a weighted average remaining lease term of 14.6 years. All of our leases, and the secured loan, include a parent or other affiliate guarantee.

The following table presents the Company's investment activity for the year ended December 31, 2022 (in thousands):

Tenant	Market	Site Type	Closing Date	Real Estate Acquisition Costs[1]	
Bloom Medicinal	Missouri	Cultivation	April 1, 2022	$ 7,301	[2]
Ayr Wellness, Inc.	Pennsylvania	Cultivation	June 30, 2022	14,529	
Ayr Wellness, Inc.	Nevada	Cultivation	June 30, 2022	13,579	
Calypso Enterprises	Pennsylvania	Cultivation	August 5, 2022	30,000	[3]
PharmaCann	Ohio	Dispensary	November 3, 2022	1,550	
Total				**$ 66,959**	

(1) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price) and tenant improvement commitments funded at closing, if any, as of December 31, 2022. Excludes tenant improvement commitments not funded as of December 31, 2022. Excludes approximately $11.0 thousand of capitalized transaction costs on properties purchased prior to January 1, 2022.

(2) Includes $5.0 million of TI funded at closing of the property.

(3) The Company entered into a $30.0 million mortgage loan on October 29, 2021 which converted to a sale-leaseback on August 5, 2022.

The following table presents the tenant improvements funded during the year ended December 31, 2022 (in thousands):

Tenant	Market	Site Type	Closing Date	TI Funded		Unfunded Commitments	
Curaleaf	Florida	Cultivation	August 4, 2020	$ 20,983	[1]	$ —	
Mint	Massachusetts	Cultivation	April 1, 2021	349		—	
Mint	Arizona	Cultivation	June 24, 2021	7,415		1,554	[2]
PharmaCann	Massachusetts	Dispensary	March 17, 2021	25		—	
Trulieve	Pennsylvania	Cultivation	March 17, 2021	7,046	[3]	—	
Organic Remedies	Missouri	Cultivation	December 20, 2021	4,745		282	
Bloom Medicinal	Missouri	Cultivation	April 1, 2022	4,682	[4]	534	
Ayr Wellness, Inc.	Pennsylvania	Cultivation	June 30, 2022	—		750	
Total				**$ 45,245**		**$ 3,120**	

(1) On June 16, 2022, we funded the expansion of an existing property.

(2) The tenant has been paying rent for the remaining commitment since July 2022 in accordance with the lease agreement.

(3) The tenant had been paying rent for the TI since December 2021 in accordance with the lease agreement. As of May 2022, the TI had been fully funded.

(4) The $0.5 million of unfunded commitments does not include a $16.5 million option but not obligation to acquire an adjacent property from the existing tenant.

Loan Receivable

On June 10, 2022, we funded a $5.0 million unsecured loan to Bloom Medicinals. The loan initially bears interest at a rate of 10.25% and is structured to increase by 2.25% annually. The loan can be prepaid at any time without penalty and matures on June 30, 2026. The loan is cross defaulted with their lease agreement with us. As of December 31, 2022, the aggregate principal amount outstanding on the unsecured loan receivable was $5.0 million.

Financing Activity

Seller Financing

In connection with the purchase and leaseback of a cultivation facility in Chaffee, Missouri on December 20, 2021, we entered into a $3.8 million loan payable to the seller, which is an independent third party from the tenant. The loan bears interest at a rate of 4.0% per annum. Principal on the loan is payable in annual installments of which $1.8 million was paid in January 2022. The remaining principal is payable in annual installments of $1.0 million in each of January 2023 and 2024. The loan's outstanding balance as of December 31, 2022 was $2.0 million and the remaining unamortized discount was $13.5 thousand.

Revolving Credit Facility

On May 6, 2022, we entered into a loan and security agreement (the "Loan and Security Agreement") with a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto from time to time (the "Agent"). The Loan and Security Agreement matures on May 6, 2027. The Loan and Security Agreement includes the following, among other features: Revolving Facility: The Loan and Security Agreement provides, subject to the Accordion Feature described below, $30.0 million in aggregate commitments for secured revolving loans ("Revolving Credit Facility"), the availability of which is based on a borrowing base consisting of fee simple owned real properties that satisfy eligibility criteria specified in the Loan and Security Agreement and the lease income thereunder which are owned by certain subsidiaries of the Operating Partnership. On July 29, 2022, the Operating Partnership, entered into an amendment to the Revolving Credit Facility, amending the Loan and Security Agreement, dated as of May 6, 2022, to increase the aggregate commitment under the Revolving Credit Facility from $30.0 million to $90.0 million and added two additional lenders. The Loan and Security Agreement also allows us, subject to certain conditions, to request additional revolving incremental loan commitments such that the Revolving Credit Facility may be increased to a total aggregate principal amount of up to $100.0 million. Borrowings under the Revolving Credit Facility may be voluntarily prepaid and re-borrowed, subject to certain fees. The Revolving Credit Facility bears a fixed rate of 5.65% for the first three years and thereafter a variable rate based upon the greater of (a) the Prime Rate quoted in the Wall Street Journal (Western Edition) ("Base Rate") plus an applicable margin of 1.00% or (b) 4.75%. The facility is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. As of December 31, 2022, the Company is compliant with the covenants of the agreement.

The outstanding borrowings under the Revolving Credit Facility were $1.0 million as of December 31, 2022. Refer to Note 5 in the Notes to Consolidated Financial Statements in Part IV – Item 15 for further information.

Capital Markets Activity

Stock Repurchase Program

On November 7, 2022, our Board of Directors authorized a stock repurchase program for up to $10.0 million of our common stock through December 31, 2023. Purchases made pursuant to the stock repurchase program will be made in the open market, in privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934, as amended. The authorization of the stock repurchase program does not obligate us to acquire any particular amount of common stock. The timing, manner, price and amount of any repurchases will be determined by us at our discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The stock repurchase program may be suspended or discontinued by us at any time and without prior notice. As of December 31, 2022, we have not repurchased any shares of common stock under the stock repurchase program.

Results of Operations

General

We derive substantially all our revenue from rents received from single tenants of each of our properties under triple-net leases. Our triple-net leases obligate the tenant for all the ongoing expenses of a property, including real estate taxes, insurance, maintenance and utilities, in addition to its rent obligations. Our leases also typically include annual rent escalations (typically within the range of 2-3%) as a set percentage or based on an inflation index, which generally provides us with contractual revenue growth and inflation-protected returns. All of our leases include a parent or other affiliate guarantee.

Comparison of the Year Ended December 31, 2022 and 2021 (dollars in thousands):

	For the Year Ended December 31,				Increase/Decrease	
	2022		**2021**		**2022 vs 2021**	
Revenue:						
Rental Income	$	42,365	$	27,445	$	14,920
Interest Income from Loans		2,429		613		1,816
Total Revenue		44,794		28,058		16,736
Expenses[1]**:**						
Depreciation and Amortization Expense		12,825		8,097		4,728
General and Administrative Expenses:						
Compensation Expense		4,576		2,989		1,587
Stock-Based Compensation		1,493		2,020		(527)
Professional Fees		1,575		2,040		(465)
Other General and Administrative Expenses		1,749		1,417		332
Total General and Administrative Expenses		9,393		8,466		927
Total Expenses		22,218		16,563		5,655
Loss on Sale of Real Estate		(60)		—		(60)
Income From Operations		22,516		11,495		11,021
Other Income (Expenses):						
Interest Income		113		100		13
Interest Expense		(273)		(6)		(267)
Total Other Income (Expense)		(160)		94		(254)
Net Income		22,356		11,589		10,767
Preferred Stock Dividends		—		(4)		4
Net Income Attributable to Noncontrolling Interests		(380)		(356)		(24)
Net Income Attributable to Common Stockholders	$	21,976	$	11,229	$	10,747

(1) Property expenses are included in Other General and Administrative Expenses and are expensed and reimbursed by the tenant, generally in the same period, however it's possible to have expenses we have not yet been reimbursed for due to timing difference.

Revenues

Rental Income

Rental income for the year ended December 31, 2022 increased by approximately $14.9 million, to approximately $42.4 million, compared to approximately $27.4 million for the year ended December 31, 2021. The increase in rental income was primarily attributable to:

- A full year of rental income, including rent attributable to TI funding, on the four properties we acquired during 2021 which generated approximately $6.0 million of rental income during the year ended December 31, 2022.

- Rental income increases attributable from the funding of tenant improvement commitments at our Florida and Pennsylvania cultivation facilities, which generated approximately $3.3 million of rental income during the year ended December 31, 2022.

- Rental income of approximately $3.8 million from properties we acquired during the year ended December 31, 2022, including the conversion to a mortgage loan that converted to a sale-leaseback in the third quarter of 2022.

- Annual escalations generated an increase of approximately $1.8 million of rental income during the year ended December 31, 2022.

Interest Income from Loans

The increase in interest income from loans of approximately $1.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, was attributable to seven months of interest income from the $30.0 million mortgage loan we entered into during the fourth quarter of 2021. On August 5, 2022, the mortgage loan was converted to a twenty-year sale-leaseback in accordance with the loan agreement. We also recognized approximately $0.3 million of interest income in connection with a $5.0 million unsecured loan, funded on June 10, 2022, which was entered into in connection with the purchase of a Missouri cultivation facility.

Expenses

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2022, increased by approximately $4.7 million to approximately $12.8 million, compared to $8.1 million for the year ended December 31, 2021. The increase in depreciation was attributable to; (i) a full year of depreciation on the Merger properties and two cultivation facilities acquired during 2021; (ii) the acquisition of three cultivation facilities and one dispensary during 2022; (iii) a mortgage loan that converted to a sale-leaseback property on August 5, 2022; (iv) the funding of an expansion at an existing cultivation facility in Florida; (v) accelerated amortization of approximately $0.2 million related to the associated in-place lease of a property sold in March 2022; and (vi) approximately $29.8 million of tenant improvements that were placed into service during the year ended December 31, 2022.

General and Administrative Expense

Total general and administrative expenses for the year ended December 31, 2022 increased by approximately $0.9 million, to $9.4 million, compared to $8.5 million for the year ended December 31, 2021. The increase in general and administrative expense is described below by category.

Compensation Expense

Compensation expense for the year ended December 31, 2022, increased by approximately $1.6 million to $4.6 million, compared to $3.0 million for the year ended December 31, 2021. The increase was primarily due to one-time severance payments from the retirement and the separation of certain executive officers of the Company.

Stock-Based Compensation

Stock-based compensation expense for the year ended December 31, 2022 decreased by approximately $0.5 million from $2.0 million in 2021, compared to $1.5 million in 2022. Prior to the IPO, we granted 127,176 RSUs to officers and certain of our directors primarily in connection with achieving specific targets for certain capital raises. As of the date of the completion of our IPO, all unvested RSUs vested, resulting in accelerated expense of approximately $0.8 million, increasing the total expense to approximately $2.0 million during the year ended December 31, 2021. The 2022 expense was attributable to the issuance of RSUs and PSUs in conjunction with our IPO on August 13, 2021 and includes approximately $0.2 million of expense related to the accelerated vesting of RSUs from the retirement and separation of certain executive officers and approximately $0.7 million of expense related to RSUs and approximately $0.6 million of expense related to PSUs granted under the 2021 Equity Incentive Plan (the "Plan").

Professional Fees

Professional fees for the year ended December 31, 2022, decreased by approximately $0.5 million to $1.6 million, compared to $2.0 million for the year ended December 31, 2021. The decrease was mainly attributable to declines of approximately $0.2 million for each legal fees and consulting fees and a decline of approximately $0.4 million related to the elimination of outsourced accounting functions, offset by an increase of approximately $0.3 million in recruiting and potential restructuring.

Other General and Administrative Expenses

For the year ended December 31, 2022, other general and administrative expenses increased by approximately $0.3 million to $1.7 million, compared to $1.4 million for the year ended December 31, 2021. Other general and administrative expenses is comprised of director and officer insurance, dead deal costs, information technology, public and investor relations fees, corporate rent and various other expenses.

Loss on Sale of Real Estate

On March 21, 2022, we sold our PharmaCann Massachusetts property for approximately $0.8 million. We recognized a loss on sale of property of $60,113 during the year ended December 31, 2022.

Other Income (Expense)

Interest income increased during the year ended December 31, 2022, by approximately $13.0 thousand, to $113.0 thousand, compared to $100.0 thousand for the year ended December 31, 2021, primarily due to higher interest rates in money market accounts.

We incurred interest expense for a full year during 2022 on the loan payable entered into during the year ended December 31, 2021 and incurred interest expense in connection with the Revolving Credit Facility entered into during the year ended December 31, 2022. Additionally, the Company incurred non-cash interest expense of approximately $136 thousand related to deferred financing costs in connection with obtaining the Credit Facility and approximately $27 thousand related to favorable financing on the loan payable.

Non-GAAP Financial Information and Other Metrics

Funds from Operations and Adjusted Funds from Operations

Funds from Operations **("FFO")** and Adjusted Funds from Operations **("AFFO")** are non-GAAP financial measures and should not be viewed as alternatives to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that FFO and AFFO are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition. NAREIT currently defines FFO as follows: net income (loss) (computed in accordance with GAAP) excluding depreciation and amortization related to real estate, gains and losses from the sale of certain real estate assets, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by an entity. Other REITs may not define FFO in accordance with the NAREIT definition or may interpret the current NAREIT definition differently than we do and therefore our computation of FFO may not be comparable to such other REITs.

We calculate AFFO by starting with FFO and adding back non-cash and certain non-recurring transactions, including non-cash components of compensation expense. Other REITs may not define AFFO in the same manner as we do and therefore our calculation of AFFO may not be comparable to such other REITs. You should not consider FFO and AFFO to be alternatives to net income as a reliable measure of our operating performance; nor should you consider FFO and AFFO to be alternatives to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

The table below is a reconciliation of net income attributable to common stockholders to FFO and AFFO for the year ended December 31, 2022 and 2021 (in thousands, except share and per share amounts):

	For the Year Ended December 31,	
	2022	**2021**
Net Income Attributable to Common Stockholders	$ 21,976	$ 11,229
Net Income Attributable to Noncontrolling Interests	380	356
Net Income	22,356	11,585
Adjustments:		
Real Estate Depreciation and Amortization	12,825	8,097
Loss on Sale of Real Estate	60	—
FFO Attributable to Common Stockholders - Diluted[1]	35,241	19,682
Severance	1,752	45
Stock-Based Compensation	1,493	2,020
Non-Cash Interest Expense	163	2
Amortization of Straight-Line Rent Expense	12	—
AFFO Attributable to Common Stockholders - Diluted[1]	$ 38,661	$ 21,749

(1) FFO diluted and AFFO diluted for the year ended December 31, 2022 are calculated and presented on a fully diluted basis and comparative prior period balances for FFO and AFFO were calculated to conform to the 2022 presentation.

Liquidity and Capital Resources

Our cash requirements include our dividends, to our shareholders, distributions to our OP Unit holders, general and administrative expenses, debt service, other expenses related to managing our existing portfolio as well as acquisition and unfunded tenant improvement costs. The sources of liquidity to fund these cash requirements include rental revenue from the leasing of our properties, which is our primary source of cash flow, borrowings under our revolving credit facility and equity and debt issuances either in the public or private markets. Where possible, we also may issue OP Units to acquire properties from existing owners seeking a tax-deferred transaction.

As of December 31, 2022, we had $134.2 million of liquidity comprised of $45.2 million of cash and cash equivalents and $89.0 million available on our $90.0 million revolving credit facility. The ongoing challenges posed by the increase in interest rates and inflation could adversely impact our cash flow from continuing operations but we expect that cash flow from continuing operations over the next twelve months, together with cash on hand, will be adequate to fund our business operations, cash dividends to our shareholders, distributions to our OP Unit holders and debt service. Acquisitions and unfunded tenant improvement costs may require funding from borrowings, equity issuance and or issuance of OP units. We cannot however, be certain that these sources of funds will be available at a time and upon terms acceptable to us in sufficient amounts in the future.

Summary of Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in our Consolidated Financial Statements and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	For the Year Ended December 31,	
	2022	**2021**
Net Cash Provided by Operating Activities	$ 37,008	$ 26,697
Net Cash (Used in) Investing Activities	$ (86,453)	$ (39,907)
Net Cash (Used in) Provided by Financing Activities	$ (32,460)	$ 120,690
Ending Cash and Cash Equivalents	$ 45,192	$ 127,097

Net Cash Provided by Operating Activities:

Net cash provided by operating activities for the year ended December 31, 2022 and 2021 were approximately $37.0 million and $26.7 million, respectively. Net cash flows provided by operating activities primarily related to contractual rent and security deposits from our properties, partially offset by our general and administrative expenses. Net cash flows provided by operating activities for the year ended December 31, 2022 increased from the year ended December 31, 2021, due to a larger real estate portfolio.

Net Cash Used in Investing Activities:

Net cash used in investing activities for the year ended December 31, 2022 and 2021 were approximately $86.5 million and $39.9 million, respectively. Net cash used in investing activities for the year ended December 31, 2022 related to approximately $45.2 million advanced for tenant improvements, $5.0 million to fund an unsecured loan receivable at a cultivation facility in Missouri and approximately $37.0 million used to purchase cultivation facilities in Missouri, Pennsylvania and Nevada and one dispensary in Ohio, offset by approximately $0.8 million of proceeds received in connection with the sale of our Franklin, Massachusetts property. Net cash used in investing activities for the year ended December 31, 2021 related to approximately $64.4 million of cash acquired in connection with the Merger, offset by approximately $2.1 million of Merger transaction related costs, approximately $15.2 million advanced for tenant improvements, $30.0 million invested in a mortgage loan receivable and approximately $57.0 million related to the purchase of investments in real estate.

Net Cash Used in/Provided by Financing Activities:

Net cash used in financing activities for the year ended December 31, 2022 were approximately $32.5 million and net cash provided by financing activities for the year ended December 31, 2021 were approximately $120.7 million. Net cash used in financing activities for the year ended December 31, 2022, were primarily related to approximately $29.7 million in dividend payments to holders of our common stock as well as distributions to OP Unit holders and dividend equivalents to RSU holders, $1.8 million to pay down our loan payable, approximately $0.8 million of cash paid for taxes in lieu of issuance of common stock and approximately $1.2 million in net deferred financing costs in connection with obtaining our revolving credit facility, offset by $1.0 million drawn on our revolving credit facility. Net cash provided by financing activities for the year ended December 31, 2021, were primarily related to approximately $133.1 million in net proceeds from our issuance of common stock, partially offset by approximately $12.3 million in dividend payments to holders of our preferred stock and holders of our common stock, as well as distributions to OP Unit holders and dividend equivalents to RSU holders and $0.1 million paid to redeem our preferred stock.

Dividends

To maintain our qualification as a REIT, U.S. federal income tax law generally requires that we distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gains. We must pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our taxable income. We evaluate each quarter to determine our ability to pay dividends to our stockholders based on our net taxable income if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service payments. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution.

As a result of this distribution requirement, our operating partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. During the year ended December 31, 2022, we declared and our board of directors approved, cash dividends on our common stock and restricted stock units and in our capacity as general partner of the Operating Partnership, authorized distributions on our OP Units totaling approximately $1.44 per share. During the year ended December 31, 2021, we declared and our board of directors approved, cash dividends on our common stock and restricted stock units and in our capacity as general partner of the Operating Partnership, authorized distributions on our OP Units totaling approximately $1.02 per share, and cash dividends on our Series A Preferred Stock totaling approximately $4,167. Our Series A Preferred Stock was redeemed in full on April 6, 2021.

Recent Developments

Tenant Improvements

Subsequent to December 31, 2022, we funded approximately $1.4 million of tenant improvements to our cultivation facilities in Massachusetts and Missouri.

Seller Financing

On January 3, 2023, we paid down $1.0 million of our seller financing loan payable. The remaining outstanding balance after the payment is $1.0 million.

Real Estate Acquisitions

In March 2023, we exercised the option with Bloom Medicinal and acquired a parcel of land adjacent to our Missouri property $350.0 thousand. The option includes expansion to the existing cultivation facility and we will provide up to $16.2 million to fund the expansion.

In March 2023, we executed a non-binding Letter of Intent with The Mint Cannabis to provide up to $7.5 million for improvements to the cultivation and processing facility under construction located in Phoenix, Arizona.

Non-Performing Tenant

In the first quarter of 2023, Revolutionary Clinics failed to pay contractual rent for January, February and to date March, under one lease agreement. We are currently in discussion with the tenant to negotiate a resolution, which could include rent deferrals. Revolutionary Clinic has hired financial experts in the industry for interim crisis management and to help restructure their company. We have approximately three months of security deposits, which may be used all or a part towards the outstanding rent.

Contractual Obligations and Commitments

Unfunded Commitments

As of December 31, 2022, we had aggregate unfunded commitments to invest $3.1 million to develop and improve our existing cultivation facilities in Arizona, Missouri, and Pennsylvania. During the year ended December 31, 2022, we were released of our obligation to fund $2.7 million to a Massachusetts cultivation facility. Remaining unfunded commitments also do not include the option to acquire an adjacent parcel of land and fund the construction of a cultivation facility of an existing tenant (subject to normal and customary closing conditions and regulatory approvals) for a cost of up to $16.5 million; however, there is no obligation to us at this time as there is no guarantee the transaction will close.

As of December 31, 2022, we are the lessee under one office lease for a term of four years, subject to annual escalations. The annual rent payments range from approximately $72 thousand in year one to $85 thousand in year four.

Revolving Credit Facility

As of December 31, 2022, the Company had $1.0 million drawn on our Revolving Credit Facility which bears interest at a rate of 5.65% per annum.

Seller Financing

The loans outstanding balance as of December 31, 2022 was $2.0 million and the remaining unamortized discount was $13.5 thousand. Principal on the loan is payable in annual installments of which $1.8 million was paid in January 2022 and $1.0 million was paid in January 2023. The remaining principal of $1.0 million is payable in January 2024.

Adoption of New or Revised Accounting Standards

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Accounting Pronouncements

Refer to Note 2 - "Basis of Presentation and Summary of Significant Accounting Policies" for recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

We are exposed to changes in interest rates primarily from our revolving credit facility that converts to variable rate debt in May 2025. We may choose to mitigate such interest rate risk through the use of interest rate derivative instruments.

Inflation

The U.S. economy has experienced an increase in inflation rates recently. We enter into leases that generally provide for annual fixed increases in rent at a fixed rate. In some instances, leases provide for annual increases in rent based on the increase in annual CPI. We expect these lease provisions to result in rent increases over time. During times when inflation is greater than increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation.

Seasonality

Our business is not, and we do not expect our business to be, subject to material seasonal fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is incorporated by reference to our Financial Statements beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Our management, under the supervision and with the participation of our principal executive and financial officer, is responsible for and has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to our company's management, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officer have concluded that such disclosure controls and procedures were effective as of December 31, 2022 (the end of the period covered by this Annual Report).

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission, ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022 based on criteria in Internal Control—Integrated Framework issued by the COSO.

This annual report does not include an attestation report of the company's independent registered public accounting firm due to a temporary exemption transition period established by rules of the Securities and Exchange Commission for emerging growth companies under the Jumpstart Our Business Startups Act of 2012(the "JOBS Act").

Limitations on Controls

Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2022.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan

The following table summarizes information about the Company's equity compensation plan under which our common stock may be issued as of December 31, 2022.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights[(1)]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans[(2)]
Equity compensation plans approved by security holders	172,430		2,081,600
Equity compensation plans not approved by security holders	—	—	—
Total	172,430	—	2,081,600

The remainder of the information required by Item 12 is incorporated by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 14 is incorporated herein by reference to the proxy statement to be filed with the SEC within 120 days after December 31, 2022.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this report:

1. Financial Statements. See Index to Financial Statements below.

2. Schedules to Financial Statements. See Index to Financial Statements below.

All financial statement schedules not included have been omitted because they are either inapplicable or the information required is provided in our Financial Statements and Notes thereto.

3. Exhibits. See Exhibit Index below.

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
3.2	Articles Supplementary of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 19, 2022).
3.3	Amended and Restated Bylaws of NewLake Capital Partners, Inc. (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 10, 2022).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 18, 2022).
10.1	Amended and Restated Agreement of Limited Partnership of NLCP Operating Partnership LP (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.2†	NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K filed on March 18, 2022).
10.3†	Employment Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.4†	Employment Agreement between NewLake Capital Partners, Inc. and Lisa Meyer (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 16, 2022).
10.5†	Indemnification Agreement between NewLake Capital Partners, Inc. and Lisa Meyer (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2022).
10.6†	Indemnification Agreement between NewLake Capital Partners, Inc. and David Weinstein (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.7†	Indemnification Agreement between NewLake Capital Partners, Inc. and Anthony Coniglio (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.8†	Indemnification Agreement between NewLake Capital Partners, Inc. and Gordon DuGan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.09†	Indemnification Agreement between NewLake Capital Partners, Inc. and Alan Carr (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.10†	Indemnification Agreement between NewLake Capital Partners, Inc. and Joyce Johnson-Miller (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.11†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Kadens (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.12†	Indemnification Agreement between NewLake Capital Partners, Inc. and Peter Martay (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.13†	Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.14	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.15	Warrant Agreement between NewLake Capital Partners, Inc, and NLCP Holdings, LLC (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.16†	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-11 filed on June 21, 2021).
10.17†	Form of Senior Executive Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 20, 2021).

10.18†	Form of Senior Executive Performance Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.19†	Form of Employee Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.20†	Form of Employee Performance Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.21†	Form of Non-Employee Director Restricted Stock Unit Agreement under the NewLake Capital Partners, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed December 20, 2021).
10.22	Loan and Security Agreement, dated as of May 6, 2022, among NLCP Operating Partnership LP, as borrower and a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.23	Pledge and Security Agreement, dated May 6, 2022, among certain subsidiary guarantors and a commercial federally regulated bank as agent (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.24	Continuing and Unconditional Guaranty, dated May 6, 2022, among NewLake Capital Partners, Inc., as parent, guarantors and a commercial federally regulated bank, as agent (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
10.25	Amendment Number One to Loan and Security Agreement, dated July 29, 2022, between the Operating Partnership and a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2022).
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of BDO USA, LLP.
31.1*	Certification of Annual Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Annual Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

† Management contracts or compensatory plans required to be filed as Exhibits to this Form 10-K.

* Filed herewith.

ITEM 16. FORM 10–K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NewLake Capital Partners, Inc.

By: /s/ Anthony Coniglio
Anthony Coniglio
President, Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ Lisa Meyer
Lisa Meyer
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: March 9, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony Coniglio Anthony Coniglio	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2023
/s/ Lisa Meyer Lisa Meyer	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 9, 2023
/s/ Gordon DuGan Gordon DuGan	Director (Chairman)	March 9, 2023
/s/ Alan Carr Alan Carr	Director	March 9, 2023
/s/ Joyce Johnson Joyce Johnson	Director	March 9, 2023
/s/ Peter Kadens Peter Kadens	Director	March 9, 2023
/s/ Peter Martay Peter Martay	Director	March 9, 2023
/s/ David Weinstein David Weinstein	Director	March 9, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
NewLake Capital Partners, Inc.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
NewLake Capital Partners, Inc.
New Canaan, Connecticut

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NewLake Capital Partners, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2021.

Denver, Colorado

March 9, 2023

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2022		December 31, 2021	
Assets:				
Real Estate				
Land	$	21,427	$	15,649
Building and Improvements		378,047		272,432
Total Real Estate		399,474		288,081
Less Accumulated Depreciation		(19,736)		(9,155)
Net Real Estate		379,738		278,926
Cash and Cash Equivalents		45,192		127,097
Loans Receivable		5,000		30,000
In-Place Lease Intangible Assets, net		21,765		24,002
Other Assets		2,554		858
Total Assets	$	454,249	$	460,883
Liabilities and Equity:				
Liabilities:				
Accounts Payable and Accrued Expenses	$	1,659	$	1,404
Revolving Credit Facility		1,000		-
Loan Payable, net		1,986		3,759
Dividends and Distributions Payable		8,512		6,765
Security Deposits Payable		7,774		6,047
Interest Reserve		-		2,144
Rent Received in Advance		1,375		1,429
Other Liabilities		1,005		-
Total Liabilities		23,311		21,548
Commitments and Contingencies				
Equity:				
Preferred Stock, $0.01 Par Value, 100,000,000 Shares Authorized, 0 Shares Issued and Outstanding, respectively		-		-
Common Stock, $0.01 Par Value, 400,000,000 Shares Authorized, 21,408,194 and 21,235,914 Shares Issued and Outstanding, respectively		214		213
Additional Paid-In Capital		455,822		450,916
Accumulated Deficit		(32,487)		(23,574)
Total Stockholders' Equity		423,549		427,555
Noncontrolling Interests		7,389		11,780
Total Equity		430,938		439,335
Total Liabilities and Equity	$	454,249	$	460,883

The accompanying notes are an integral part of the consolidated financial statements

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	December 31,	
	2022	**2021**
Revenue:		
Rental Income	$ 42,365	$ 27,445
Interest Income from Loans	2,429	613
Total Revenue	44,794	28,058
Expenses:		
Depreciation and Amortization Expense	12,825	8,097
General and Administrative Expenses:		
Compensation expense	4,576	2,989
Stock-Based Compensation	1,493	2,020
Professional fees	1,575	2,040
Other general and administrative expenses	1,749	1,417
Total general and administrative expenses	9,393	8,466
Total Expenses	22,218	16,563
Loss on Sale of Real Estate	(60)	-
Income From Operations	22,516	11,495
Other Income (Expenses):		
Interest Income	113	100
Interest Expense	(273)	(6)
Total Other Income (Expense)	(160)	94
Net Income	22,356	11,589
Preferred Stock Dividends	-	(4)
Net Income Attributable to Noncontrolling Interests	(380)	(356)
Net Income Attributable to Common Stockholders	$ 21,976	$ 11,229
Net Income Attributable to Common Stockholders Per Share - Basic	$ 1.03	$ 0.66
Net Income Attributable to Common Stockholders Per Share - Diluted	$ 1.03	$ 0.65
Weighted Average Shares of Common Stock Outstanding - Basic	21,418,484	17,011,991
Weighted Average Shares of Common Stock Outstanding - Diluted	21,810,789	17,566,470

The accompanying notes are an integral part of the consolidated financial statements

NEWLAKE CAPITAL PARTNERS INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share amounts)

| | Common Stock | | | | | |
	Shares	Par	Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Equity
Balance as of December 31, 2021	21,235,914	$ 213	$ 450,916	$ (23,574)	$ 11,780	$ 439,335
Conversion of Vested RSUs to Common Stock	92,559	1	(1)	—	—	—
Conversion of OP Units to Common Stock	79,721	—	2,080	—	(2,080)	—
Cash Paid for Taxes in Lieu of Common Shares	—	—	(813)	—	—	(813)
Stock-Based Compensation	—	—	1,493	—	—	1,493
Dividends to Common Stock	—	—	—	(30,759)	—	(30,759)
Dividend Equivalents to Restricted Stock Units	—	—	—	(130)	—	(130)
Distributions to OP Unit Holders	—	—	—	—	(544)	(544)
Adjustment for Noncontrolling Interest Ownership in Operating Partnership	—	—	2,147	—	(2,147)	—
Net Income	—	—	—	21,976	380	22,356
Balance as of December 31, 2022	21,408,194	$ 214	$ 455,822	$ (32,487)	$ 7,389	$ 430,938

The accompanying notes are an integral part of the consolidated financial statements

NEWLAKE CAPITAL PARTNERS INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share amounts)

	Series A Preferred Stock	Common Stock Shares	Par	Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest	Total Equity
Balance as of December 31, 2020	$ 61	7,758,145	$ 78	$ 151,778	$ (17,154)	$ 6,266	$ 141,029
Net Proceeds from the Issuance of Common Stock	—	5,777,882	58	133,027	—	—	133,085
Issuance of Common Stock for Merger Transaction	—	7,699,887	77	162,776	—	—	162,853
Issuance of Warrants for Merger	—	—	—	4,820	—	—	4,820
Redemption of Series A Preferred Stock	(61)	—	—	—	(64)	—	(125)
Issuance of 88,200 OP Units for Property Acquisition	—	—	—	—	—	2,205	2,205
Stock-Based Compensation	—	—	—	2,020	—	—	2,020
Dividends to Preferred Stock	—	—	—	—	(4)	—	(4)
Dividends to Common Stock	—	—	—	—	(17,585)	—	(17,585)
Dividend Equivalents to Restricted Stock Units	—	—	—	—	—	(130)	(130)
Distributions to OP Unit Holders	—	—	—	—	—	(422)	(422)
Adjustment for Noncontrolling Interest Ownership in Operating Partnership	—	—	—	(3,505)	—	3,505	—
Net Income	—	—	—	—	11,233	356	11,589
Balance as of December 31, 2021	$ —	21,235,914	$ 213	$ 450,916	$ (23,574)	$ 11,780	$ 439,335

The accompanying notes are an integral part of the consolidated financial statements

NEWLAKE CAPITAL PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Year Ended	
	2022	**2021**
Cash Flows from Operating Activities:		
Net Income	$ 22,356	$ 11,589
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization Expense	12,825	8,097
Stock-Based Compensation	1,493	2,020
Loss on Sale of Real Estate	60	—
Amortization of Debt Issuance Costs	136	—
Amortization of Debt Premium	27	—
Non-cash Lease Expense	12	—
Changes in Assets and Liabilities		
Other Assets	(450)	462
Accounts Payable and Accrued Expenses	255	(1,840)
Security Deposits Payable	1,726	2,796
Interest Reserve	(2,144)	2,144
Rent Received in Advance	(54)	1,429
Other Liabilities	766	—
Net Cash Provided by Operating Activities	37,008	26,697
Cash Flows from Investing Activities:		
Cash Acquired from Merger Transaction	—	64,355
Payment of Merger Related Transaction Costs	—	(2,144)
Reimbursements of Tenant Improvements	(45,245)	(15,163)
Investment in Loans Receivable	(5,000)	(30,000)
Acquisition of Real Estate	(36,969)	(56,955)
Proceeds from the Disposition of Real Estate	761	—
Net Cash Used in Investing Activities	(86,453)	(39,907)
Cash Flows from Financing Activities:		
Proceeds from Issuance of Common Stock, Net of Offering Costs	—	133,085
Cash Paid for Taxes in Lieu of the Issuance of Common Shares	(813)	—
Preferred Stock Dividends Paid	—	(4)
Common Stock Dividends Paid	(28,993)	(11,665)
Restricted Stock Units Dividend Equivalents Paid	(154)	(140)
Distributions to OP Unit Holders	(539)	(461)
Redemption of Series A Preferred Stock	—	(125)
Borrowings from Revolving Credit Facility	1,000	—
Principal Repayment on Loan Payable	(1,800)	—
Deferred Financing Costs	(1,161)	—
Net Cash (Used in) Provided by Financing Activities	(32,460)	120,690
Net Increase (Decrease) in Cash and Cash Equivalents	(81,905)	107,480
Cash and Cash Equivalents - Beginning of Period	127,097	19,617
Cash and Cash Equivalents - End of Period	$ 45,192	$ 127,097
Supplemental Disclosure of Cash Flow Information:		
Interest Paid	$ 29	$ —
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Dividends and Distributions Declared, Not Paid	$ 8,512	$ 6,765
Real Estate Assets, In-Place Leases, Other Assets and Liabilities Acquired through the Issuance of Common Stock and Warrants	$ —	$ 103,318
Loan Payable, Net of Discount	$ —	$ 3,759
Issuance of 88,200 OP Units for Property Acquisition	$ —	$ 2,205
Conversion of Mortgage Loan Receivable to Real Estate	$ 30,000	$ —

The accompanying notes are an integral part of the consolidated financial statements

Note 1 - Organization

NewLake Capital Partners, Inc. (the "Company", "we", "us", "our"), a Maryland corporation, was formed on April 9, 2019 as GreenAcreage Real Estate Corp. ("GARE"). The Company is an internally managed Real Estate Investment Trust ("REIT") focused on providing long-term, single-tenant, triple-net sale leaseback and build-to-suit transactions for the cannabis industry. The Company conducts its operations through its subsidiary, NLCP Operating Partnership LP, a Delaware limited partnership (the "Operating Partnership" or "OP"). The Company holds an equity interest in the Operating Partnership and is the sole general partner.

On March 17, 2021, GARE completed a merger (the "Merger") with another company (the "Target") that owned a portfolio of cultivation facilities and dispensaries utilized in the cannabis industry, and renamed itself "NewLake Capital Partners, Inc." The Merger was completed through the issuance of 7,699,887 shares of common stock values at $21.15 per share and warrants to purchase up to 602,392 shares of the Company's common stock valued at approximately $4.8 million. The Company also incurred approximately $2.1 million in merger-related transaction costs. The consideration issued was based upon the relative value of the two entities, such that shareholders of the Company and the Target, immediately prior to the Merger, owned 56.79% and 43.21%, respectively, of the outstanding post-merger common stock of the Company. The Company issued warrants to Target shareholders based on the pre-merger options outstanding, using the equivalent proportion described in the previous sentence. Upon completion of the Merger, the Company owned 24 properties across nine states. The Merger was treated as an asset acquisition and the Company was treated as the accounting acquirer. In connection with the Merger, the Company also entered into various arrangements and agreements with certain of our significant stockholders, including director nomination rights.

On August 13, 2021, the Company completed its initial public offering ("IPO") of 3,905,950 shares of common stock, with a par value of $0.01 per share. The public offering price was $26.00 per share for gross proceeds of approximately $102.0 million, before deducting placement agent fees and offering expenses. Net proceeds were approximately $93.5 million. The Company's common stock trades on the OTCQX® Best Market operated by the OTC Markets Group, Inc., under the symbol "NLCP".

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements and related notes have been prepared in conformity with generally accepted accounting principles in the United States of America (GAAP"). The consolidated financial statements include the accounts of the Company, the Operating Partnership, and the wholly owned subsidiaries of the Operating Partnership and variable interest entities ("VIEs") in which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Variable Interest Entities

The Company consolidates a VIE in which it is considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

NLCP Operating Partnership LP

The Operating Partnership was determined to be a VIE because the holders of limited partnership interests do not have substantive kick-out rights or participating rights. Furthermore, the Company is the primary beneficiary of the Operating Partnership because it has the obligation to absorb losses and the right to receive benefits from the Operating Partnership and the exclusive power to direct the activities of the Operating Partnership. As of December 31, 2022 and 2021, the assets and liabilities of the Company and the Operating Partnership are substantially the same, as the Company does not have any significant assets other than its investment in the Operating Partnership.

Hero Diversified Associates, Inc.

The Company funded a $30 million nine-month mortgage loan to Hero Diversified Associates, Inc. ("HDAI") on October 29, 2021. We determined that HDAI was a VIE because the equity investors did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Based on a number of factors, including that the Company did not have the power to direct the VIE's activities that most significantly impact the VIE's economic performance, the Company determined that, as of December 31, 2021, the Company did not have a controlling financial interest and was not the primary beneficiary of this VIE. The Company was required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE. Our maximum exposure to a loss on the HDAI loan was $30 million. During the year ended December 31, 2022, the loan to HDAI converted to a twenty year sale-leaseback. Refer to Note 4 for further information.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management will adjust such estimates when facts and circumstances dictate. Such estimates include, but are not limited to, useful lives for depreciation of property (building and improvements, tenant improvements and site improvements), the fair value of real estate and in-place lease intangibles acquired, the fair value of stock-based compensation and discount rates used to classify leases. Actual results could differ from those estimates.

Investment in Real Estate Properties

Real estate properties are presented at cost, less accumulated depreciation. Costs directly related to the properties' acquisition, development, or redevelopment of the properties are capitalized. Any repairs and maintenance cost incurred, if any, on the properties are expensed. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Reimbursements paid to tenants or incurred by the Company for property improvements, generally consisting of building additions or significant upgrades to existing facilities, are considered construction in progress until placed in service. Such improvements are considered placed in service when ready and available for its intended use.

Upon acquisition of a property, the Company allocates the purchase price of the real estate to land, building and improvements (inclusive of tenant improvements), site improvements and if applicable and determined material intangibles, such as the value of above and below market leases and origination costs associated with the in-place lease. The tangible and intangible assets acquired and liabilities assumed are initially measured based upon their relative fair values. We estimate the fair value of land by reviewing comparable sales within the same submarket and/or region, the fair value of buildings on an as-if vacant basis and may engage third-party valuation specialists. Acquisition costs for asset acquisitions are capitalized as incurred. All of our real estate investments to date, including the Merger, were recorded as asset acquisitions.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Company depreciates the amount allocated to building and improvements on a straight-line basis over their estimated useful lives not to exceed 35 years and the amount allocated to site improvements at our buildings, if any, over the estimated useful lives, not to exceed 15 years. The Company amortizes the amount allocated to intangibles related to in-place leases over the remaining term of the in-place lease.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are exposed to concentrations of credit risk. The Company has deposited cash and cash equivalents with three financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per financial institution. As of December 31, 2022, the Company had cash accounts in excess of FDIC insured limits. The Company has not incurred any losses from such accounts and management considers the risk to be minimal.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to the Company's revolving credit facility are amortized on a straight-line basis and are classified in "Other Assets" in the consolidated balance sheets.

Offering and Organization Costs

Offering costs borne by the Company in connection with common stock offerings and private placements are reflected as a reduction of additional paid-in-capital. Offering costs borne by the Company in connection with its shelf registration will be deferred and recorded in "Other Assets" until such time the Company completes a common stock offering where all or a portion will be reclassified and reflected as a reduction of additional paid-in-capital. The deferred offering costs will be expensed upon the expiration of the shelf if the Company does not complete an equity offering. Organization costs are expensed as incurred.

Lease Classification

We adopted Topic 842 effective as of January 1, 2022 using the effective date method and elected the package of practical expedients that allows an entity not to reassess upon adoption (i) whether an expired or existing contract contains a lease, (ii) whether a lease classification related to expired or existing lease arrangements, and (iii) whether costs incurred on expired or existing leases qualify as initial direct costs, and as a lessor, the practical expedient not to separate certain non-lease components, such as common area maintenance, from the lease component if the timing and pattern of transfer are the same for the non-lease component and associated lease component, and the lease component would be classified as an operating lease if accounted for separately.

Lease classification for leases under which the Company is the lessor are evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Lease classification for those leases under which the Company is the lessee are evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's incremental borrowing rate. On the consolidated statements of operations, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

Revenue Recognition

The Company's triple-net leases are accounted for as operating leases. Operating leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term, unless the collectability of minimum lease payments is not reasonably predictable. Rental increases based upon changes in the consumer price index are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated expenses as defined by the lease agreement that are paid directly by the tenant are not reflected in our consolidated financial statements.

Operating leases where the minimum lease payments are not reasonably predictable are recognized on a cash basis. Due to our tenants' limited operating history and the uncertain regulatory environment in the United States relating to the cannabis industry, the Company records rental revenue for its operating leases on a cash basis. Any rental payments received in advance of contractual due dates are recorded as "Rent Received in Advance" on the accompanying consolidated balance sheets.

Reportable Segment

We are engaged in the business of providing real estate/financing for the regulated cannabis industry. We have aggregated the properties into one reportable segment as our properties are similar in that they are leased to state-licensed operators on long-term triple-net basis and consist of improvements that are reusable and have similar economic characteristics. The financial information disclosed herein represents all of the financial information related to our one reportable segment.

Income Taxes

We have made an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with 2019, our initial taxable year. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT's ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will continue to be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Provision for Impairment

The Company reviews current activities and changes in the business condition of all of our properties to determine the existence of any triggering events or impairment indicators. The Company evaluates our real estate assets for impairment on a property-by-property basis. If triggering events or impairment indicators are identified, the Company analyzes the carrying value of its real estate for any impairment. Such impairment indicators include but are not limited to, deterioration in rent rates for a property, decline in projected rental rates, evidence of material physical damage to the property, holding period, and tenant defaults.

A provision is made for impairment if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that the Company utilizes in this analysis include projected rental rates, estimated holding periods, capital expenditures and property sales capitalization rates.

Stock-Based Compensation

Stock-based compensation for equity awards is based on the grant date fair value of the equity awards and is recognized over the requisite service or performance period. If awards are forfeited prior to vesting, we reverse any previously recognized expense related to such awards in the period during which the forfeiture occurs and reclassify any non-forfeitable dividends and dividend equivalents previously paid on these awards from retained earnings to compensation expense. Forfeitures are recognized as incurred. Certain equity awards are subject to vesting based upon the satisfaction of various market conditions.

Loans Receivable

Loans receivable originated by us are recorded at their principal amount, net of any premium or discount value on our consolidated balance sheets. Interest income on loans is recorded using the effective interest method based on the contractual payment terms of the loan. Any premium amortization or discount accretion will be reflected as a component of "Interest Income from Loans" in the consolidated statements of operations.

Loan Payable

The Company records loan payable net of discounts on our consolidated balance sheets. The discount is amortized as a non-cash interest expense using the effective interest method or other method that is not materially different, over the life of the loan payable. Any premium amortization or discount accretion will be reflected as a component of "Interest Expense" in the consolidated statement of operations.

Earnings Per Share

The Company calculates earnings per share ("EPS") in accordance with Accounting Standards Codification ("ASC") ASC 260 – Earnings Per Share ("ASC 260"). Under ASC 260, non-vested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and, therefore, are included in computing basic EPS pursuant to the two-class method. GAAP requires use of the two-class method in computing earnings per share for all periods presented for each class of common stock and participating securities as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity. The Company's participating securities are not allocated a share of

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

the net loss, as the participating securities do not have a contractual obligation to share in the net losses of the Company.

Noncontrolling Interests

Noncontrolling interests represent limited partnership interest in the Operating Partnership not held by the Company. Noncontrolling interests in the Operating Partnership are shown in the consolidated statements of changes in equity.

Reclassifications

Certain prior year balances have been reclassified to conform to our current year presentation.

Recent Accounting Pronouncements

Description	Adoption Date	Effect on Financial Statements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, companies will be required to use a new forward-looking "expected loss" model that generally will result in the earlier recognition of allowances for losses. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which among other updates, clarifies that receivables arising from operating leases are not within the scope of this guidance and should be evaluated in accordance with Topic 842.	January 1, 2023	The adoption of this standard did not have a material impact on the Company's consolidated financial statements due to the limited nature of financial assets held by the Company subject to ASU 2016-13.
In July 2021, the FASB issued an update ("ASU 2021-05") Lessors - Certain Leases with Variable Lease Payments to ASC Topic 842, Leases ("ASC 842"). ASU 2021-05 provides additional ASC 842 classification guidance as it relates to a lessor's accounting for certain leases with variable lease payments. ASU 2021-05 requires a lessor to classify a lease with variable payments that do not depend on an index or rate as an operating lease if either a sales-type lease or direct financing lease classification would trigger a day-one loss. ASU 2021-05 is effective for reporting periods beginning after December 15, 2021, with early adoption permitted.	January 1, 2022	The adoption of this standard did not have a material impact on the Company's consolidation financial statements due to the nature of its leases.

Note 3 - Real Estate

On March 17, 2021, the Company completed the Merger with Target. The Target company owned a portfolio of 19 properties subject to long-term, single-tenant, triple-net sale leaseback and build-to-suit properties for the cannabis industry. The Merger was accounted for as an asset acquisition in accordance with ASC 805, Business Combinations. Upon acquisition, the purchase price was allocated to the assets acquired, including identifiable intangible assets, and liabilities assumed from the Target at their relative fair values at the date of the completion of the Merger and the Merger related transaction costs were capitalized to the basis of the assets acquired. The purchase price allocation is summarized as follows (in thousands):

Land	$	9,248
Building and Improvements		78,523
In-Place Lease Intangible Assets		25,595
Cash		64,355
Other Assets		154
Security Deposits Payable		(1,658)
Tenant Improvements Payable		(4,384)
Accounts Payable, Accrued Expenses and Other Liabilities		(2,016)
Total purchase price, including transaction costs	**$**	**169,817**

Note 3 - Real Estate (continued)

As of December 31, 2022, the Company owned 32 properties located in 12 states. The following table represents the Company's real estate portfolio as of December 31, 2022 (dollars in thousands):

Tenant	Market	Site Type	Land	Building and Improvements[1]	Total Real Estate	Accumulated Depreciation	Net Real Estate
Acreage	Connecticut	Dispensary	$ 395	$ 534	$ 929	$ (57)	$ 872
Acreage	Massachusetts	Cultivation	481	9,310	9,791	(884)	8,907
Acreage	Pennsylvania	Cultivation	952	9,209	10,161	(844)	9,317
Ayr Wellness, Inc.	Nevada	Cultivation	1,002	12,577	13,579	(203)	13,376
Ayr Wellness, Inc.	Pennsylvania	Cultivation	2,964	11,565	14,529	(215)	14,314
Bloom Medicinal	Missouri	Cultivation	598	11,385	11,983	(139)	11,844
Calypso Enterprises	Pennsylvania	Cultivation	1,486	28,514	30,000	(417)	29,583
Columbia Care	California	Dispensary	1,082	2,692	3,774	(155)	3,619
Columbia Care	Illinois	Dispensary	162	1,053	1,215	(58)	1,157
Columbia Care	Illinois	Cultivation	801	10,560	11,361	(590)	10,771
Columbia Care	Massachusetts	Dispensary	108	2,212	2,320	(137)	2,183
Columbia Care	Massachusetts	Cultivation	1,136	12,690	13,826	(944)	12,882
Cresco Labs	Illinois	Cultivation	276	50,456	50,732	(4,282)	46,450
Curaleaf	Connecticut	Dispensary	184	2,748	2,932	(164)	2,768
Curaleaf	Florida	Cultivation	388	75,595	75,983	(4,093)	71,890
Curaleaf	Illinois	Dispensary	69	525	594	(33)	561
Curaleaf	Illinois	Dispensary	65	959	1,024	(62)	962
Curaleaf	Illinois	Dispensary	606	1,128	1,734	(71)	1,663
Curaleaf	Illinois	Dispensary	281	3,072	3,353	(188)	3,165
Curaleaf	North Dakota	Dispensary	779	1,395	2,174	(91)	2,083
Curaleaf	Ohio	Dispensary	574	2,788	3,362	(198)	3,164
Curaleaf	Pennsylvania	Dispensary	877	1,041	1,918	(83)	1,835
Curaleaf	Pennsylvania	Dispensary	216	2,011	2,227	(122)	2,105
Greenlight [2]	Arkansas	Dispensary	238	1,919	2,157	(117)	2,040
Mint	Arizona	Cultivation	2,400	10,541	12,941	— [3]	12,941
Mint	Massachusetts	Cultivation	380	1,569	1,949	— [3]	1,949
Organic Remedies	Missouri	Cultivation	204	20,615	20,819	(1,105)	19,714
PharmaCann	Massachusetts	Dispensary	411	1,701	2,112	(184)	1,928
PharmaCann	Ohio	Dispensary	281	1,269	1,550	(6)	1,544
PharmaCann	Pennsylvania	Dispensary	44	1,271	1,315	(71)	1,244
Revolutionary Clinics	Massachusetts	Cultivation	926	41,934	42,860	(1,861)	40,999
Trulieve	Pennsylvania	Cultivation	1,061	43,209	44,270	(2,362)	41,908
Total Real Estate			**$ 21,427**	**$ 378,047**	**$ 399,474**	**$ (19,736)**	**$ 379,738**

(1) Includes construction in progress in the amount of $12.1 million that had been funded as of December 31, 2022.

(2) GL Partners, Inc. (Greenlight) took over as tenant however Curaleaf remains the guarantor subject to certain conditions in the lease agreement.

(3) This property is under development. Upon completion, the property will begin depreciation once assets are placed-in-service.

Note 3 - Real Estate (continued)

As of December 31, 2021, the Company owned 28 properties located in 11 states. The following table represents the Company's real estate portfolio as of December 31, 2021 (dollars in thousands):

Tenant	Market	Site Type	Land	Building and Improvements[1]	Total Real Estate	Accumulated Depreciation	Net Real Estate
Acreage	Connecticut	Dispensary	$ 395	$ 534	$ 929	$ (39)	$ 890
Acreage	Massachusetts	Cultivation	481	9,310	9,791	(609)	9,182
Acreage	Pennsylvania	Cultivation	952	9,209	10,161	(581)	9,580
Columbia Care	California	Dispensary	1,082	2,692	3,774	(68)	3,706
Columbia Care	Illinois	Dispensary	162	1,053	1,215	(26)	1,189
Columbia Care	Illinois	Cultivation	801	10,560	11,361	(261)	11,100
Columbia Care	Massachusetts	Dispensary	108	2,212	2,320	(60)	2,260
Columbia Care	Massachusetts	Cultivation	1,136	12,690	13,826	(405)	13,421
Cresco Labs	Illinois	Cultivation	276	50,456	50,732	(2,835)	47,897
Curaleaf	Connecticut	Dispensary	184	2,748	2,932	(72)	2,860
Curaleaf	Florida	Cultivation	388	54,612	55,000	(2,165)	52,835
Curaleaf	Illinois	Dispensary	69	525	594	(14)	580
Curaleaf	Illinois	Dispensary	65	959	1,024	(27)	997
Curaleaf	Illinois	Dispensary	606	1,128	1,734	(31)	1,703
Curaleaf	Illinois	Dispensary	281	3,072	3,353	(83)	3,270
Curaleaf	North Dakota	Dispensary	779	1,395	2,174	(44)	2,130
Curaleaf	Ohio	Dispensary	574	2,788	3,362	(87)	3,275
Curaleaf	Pennsylvania	Dispensary	877	1,041	1,918	(37)	1,881
Curaleaf	Pennsylvania	Dispensary	216	2,011	2,227	(54)	2,173
Curaleaf [2]	Arkansas	Dispensary	238	1,919	2,157	(52)	2,105
Mint	Arizona	Cultivation	2,400	3,127	5,527	— [3]	5,527
Mint	Massachusetts	Cultivation	380	1,220	1,600	—	1,600
Organic Remedies	Missouri	Cultivation	204	15,859	16,063	(31)	16,032
PharmaCann	Massachusetts	Dispensary	411	1,676	2,087	(81)	2,006
PharmaCann	Massachusetts	Dispensary	553	269	822	—	822
PharmaCann	Pennsylvania	Dispensary	44	1,271	1,315	(31)	1,284
Revolutionary Clinics	Massachusetts	Cultivation	926	41,934	42,860	(653)	42,207
Trulieve	Pennsylvania	Cultivation	1,061	36,162	37,223	(809)	36,414
Total Real Estate			**$ 15,649**	**$ 272,432**	**$ 288,081**	**$ (9,155)**	**$ 278,926**

(1) Includes construction in progress in the amount of $13.1 million that had been funded as of December 31, 2021.

(2) In 2022, GL Partners, Inc. (Greenlight) took over as tenant however Curaleaf remains the guarantor subject to certain conditions in the lease agreement.

(3) This property is under development. Upon completion, the property will begin depreciation once assets are placed-in-service.

Real Estate Acquisitions

During the year ended December 31, 2022, the Company invested approximately $67.0 million to acquire four cultivation facilities and one dispensary. The following table presents the real estate acquisitions for the year ended December 31, 2022 (in thousands):

Note 3 - Real Estate (continued)

Tenant	Market	Site Type	Closing Date	Real Estate Acquisition Costs[1]	
Bloom Medicinal	Missouri	Cultivation	April 1, 2022	$ 7,301	[2]
Ayr Wellness, Inc.	Pennsylvania	Cultivation	June 30, 2022	14,529	
Ayr Wellness, Inc.	Nevada	Cultivation	June 30, 2022	13,579	
Calypso Enterprises	Pennsylvania	Cultivation	August 5, 2022	30,000	[3]
PharmaCann	Ohio	Dispensary	November 3, 2022	1,550	
Total				**$ 66,959**	

(1) Includes the purchase price (and in some cases, transaction costs that have been capitalized into the purchase price) and tenant improvement commitments funded at closing, if any, as of December 31, 2022. Excludes tenant improvement commitments not funded as of December 31, 2022. Excludes approximately $11.0 thousand of capitalized transaction costs on properties purchased prior to January 1, 2022.

(2) Includes approximately $5.0 million of tenant improvements funded at closing of the property.

(3) The Company entered into a $30.0 million mortgage loan on October 29, 2021 which converted to real estate through a sale leaseback transaction on August 5, 2022.

Excluding the Merger, during the year ended December 31, 2021, the Company invested approximately $63.2 million to acquire four cultivation facilities. The following table presents the real estate acquisitions for the year ended December 31, 2021 (in thousands):

Tenant	Market	Site Type	Closing Date	Real Estate Acquisition	
Mint	Massachusetts	Cultivation	April. 1, 2021	$ 1,600	
Mint	Arizona	Cultivation	June. 24, 2021	2,710	
Revolutionary Clinics	Massachusetts	Cultivation	June. 30, 2021	42,853	[1]
Organic Remedies	Missouri	Cultivation	December. 20,	16,032	[2]
Total				**$ 63,195**	

(1) Includes $40.1 million in cash and 88,200 OP Units, valued at approximately $2.2 million, issued in connection with the purchase of the property. The Company was required to issue 132,727 OP Units pursuant to contribution agreement if certain conditions were met prior to June 30, 2022. These conditions were not met, and therefore the Company was relieved of it's obligation to issue additional OP Units as of December 31, 2022.

(2) Includes approximately $11.1 million of TI funded at closing of the property.

Tenant Improvements Funded

During the year ended December 31, 2022, the Company funded approximately $45.2 million of Tenant Improvements ("TI"). The following table presents the tenant improvements funded for the year ended December 31, 2022 (in thousands):

Note 3 - Real Estate (continued)

Tenant	Market	Site Type	Closing Date	TI Funded		Unfunded Commitments	
Curaleaf	Florida	Cultivation	August 4, 2020	$ 20,983	(1)	$ —	
Mint	Massachusetts	Cultivation	April 1, 2021	349		—	
Mint	Arizona	Cultivation	June 24, 2021	7,415		1,554	(2)
PharmaCann	Massachusetts	Dispensary	March 17, 2021	25		—	
Trulieve	Pennsylvania	Cultivation	March 17, 2021	7,046	(3)	—	
Organic Remedies	Missouri	Cultivation	December 20, 2021	4,745		282	
Bloom Medicinal	Missouri	Cultivation	April 1, 2022	4,682		534	(4)
Ayr Wellness, Inc.	Pennsylvania	Cultivation	June 30, 2022	—		750	
Total				**$ 45,245**		**$ 3,120**	

(1) On June 16, 2022, the Company funded the expansion of an existing property.

(2) The tenant has been paying rent for the remaining commitment since July 2022 in accordance with the lease agreement.

(3) The tenant had been paying rent for the TI since December 2021 in accordance with the lease agreement. As of May 2022, the TI had been fully funded.

(4) The unfunded commitment does not include a $16.5 million option but not obligation to acquire an adjacent property from the existing tenant.

Excluding the Merger, during the year ended December 31, 2021, the Company funded approximately $24.0 million of TI. The following table presents the tenant improvements funded for the year ended December 31, 2021 (in thousands):

Tenant	Market	Site Type	Closing Date	TI Funded		Unfunded Commitment	
Columbia Care	Massachusetts	Cultivation	March. 17, 2021	$ 659		$ —	
Mint	Massachusetts	Cultivation	April. 1, 2021	—		3,000	
Mint	Arizona	Cultivation	June. 24, 2021	3,132	(1)	8,968	
Trulieve	Pennsylvania	Cultivation	March. 17, 2021	9,088		7,046	(2)
Organic	Missouri	Cultivation	December. 20, 2021	11,106	(3)	5,027	
Total				**$ 23,985**		**$ 24,041**	

(1) Includes approximately $315.0 thousand of TI funded at closing of the property.

(2) The tenant had been paying rent for the unfunded commitments since December 2021 in accordance with the lease agreement.

(3) Includes approximately $11.1 million of TI funded at closing of the property.

Disposal of Real Estate

On March 21, 2022, the Company sold one of our PharmaCann Massachusetts properties for approximately $0.8 million. The Company recognized a loss on sale of the property of $60.1 thousand. Subsequent to the sale, the lease payments from each of the remaining properties operated by PharmaCann, increased by the amount of rent that would have been received from the PharmaCann Massachusetts property that was sold. The increased rent discontinued upon acquisition of a third property operated by PharmaCann, that was acquired on November 3, 2022 in Wapakoneta, OH.

Note 3 - Real Estate (continued)

Construction in Progress

Construction in progress was $12.1 million and $13.1 million on December 31, 2022 and December 31, 2021, respectively and is included in "Buildings and Improvements" in the accompanying consolidated balance sheets.

Depreciation and Amortization

Depreciation expense was approximately $10.6 million and $6.5 million for the years ended December 31, 2022 and 2021, respectively.

Amortization of the Company's acquired in-place lease intangible assets were approximately $2.2 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively. Acquired in-place lease intangible assets have a weighted average remaining amortization period of 11.2 years.

In-place Leases

The following table presents the future amortization of the Company's acquired in-place leases as of December 31, 2022 (in thousands):

Year	Amortization Expense
2023	$ 1,985
2024	1,985
2025	1,985
2026	1,985
2027	1,985
Thereafter	11,840
Total	**$ 21,765**

The following table presents the future contractual minimum rent under the Company's operating leases as of December 31, 2022 (in thousands):

Year	Contractual Minimum Rent
2023	$ 49,015
2024	50,308
2025	51,606
2026	52,938
2027	54,305
Thereafter	560,891
Total	**$ 819,063**

Concentration of Credit Risk

The ability of any of our tenants to honor the terms of its lease is dependent upon the economic, regulatory, competition, natural and social factors affecting the community in which that tenant operates.

Note 3 - Real Estate (continued)

As of December 31, 2022, we owned 32 properties located in Arizona, Arkansas, California, Connecticut, Florida, Illinois, Massachusetts, Missouri, Nevada, North Dakota, Ohio, and Pennsylvania.

The following table presents the tenants in our portfolio that represented the largest percentage of our total rental income for each of the periods presented:

	For the Year Ended December 31,			
	2022		**2021**	
	Number of Leases	**Percentage of Rental Income**	**Number of Leases**	**Percentage of Rental Income**
Curaleaf	10	24 %	11	32 %
Cresco Labs	1	15 %	1	23 %
Revolutionary Clinics	1	12 %	1	9 %
Trulieve	1	13 %	1	11 %
Columbia Care	5	10 %	5	11 %
Acreage	3	7 %	3	10 %
Organic Remedies	1	5 %	1	0 %

Impairment

The Company reviewed tenant activities and changes in the business condition of all of its properties and did not identify the existence of any triggering events or impairment indicators. Accordingly, as of December 31, 2022 and December 31, 2021, no impairment losses were recognized.

Note 4 – Loans Receivable

Mortgage Loan

The Company funded a $30.0 million mortgage loan to HDAI on October 29, 2021. Collateral for the loan included a first-lien mortgage on a cultivation and processing facility in Erie, Pennsylvania. The loan bore interest at 12.25% and was structured to convert to a twenty year sale leaseback, unless a specific provision in the loan agreement was satisfied prior to July 29, 2022. HDAI funded a $2,756,250 interest reserve at closing.

On August 5, 2022 the mortgage loan converted to a twenty year sale leaseback and the Company recorded land and building and improvements which is included in "Total Real Estate" on the consolidated balance sheets as of December 31, 2022.

Loan Receivable

The Company funded a $5.0 million unsecured loan to Bloom Medicinals on June 10, 2022. The loan initially bears interest at a rate of 10.25% and is structured to increase by 2.25% annually. The loan can be prepaid at any time without penalty and matures on June 30, 2026. The loan is cross defaulted with their lease agreement with the Company. As of December 31, 2022, the aggregate principal amount outstanding on the unsecured loan receivable was $5.0 million.

Note 5 – Financings

Seller Financing

In connection with the purchase and leaseback of a cultivation facility in Chaffee, Missouri on December 20, 2021, the Company entered into a $3.8 million loan payable to the seller, which is an independent third party from the tenant. The loan bears interest at a rate of 4.0% per annum. Principal on the loan is payable in annual installments of which $1.8 million was paid in January 2022. The remaining principal is payable in annual installments of $1.0 million in each of January 2023 and 2024. The loans outstanding balance as of December 31, 2022 was $2.0 million and the remaining unamortized discount was $13.5 thousand.

Revolving Credit Facility

On May 6, 2022, the Company's Operating Partnership entered into a loan and security agreement (the "Loan and Security Agreement") with a commercial federally regulated bank, as a lender and as agent for lenders that become party thereto from time to time (the "Agent"). The Loan and Security Agreement matures on May 6, 2027. The Loan and Security Agreement provides, subject to the Accordion Feature described below, $30.0 million in aggregate commitments for secured revolving loans ("Revolving Credit Facility"), the availability of which is based on a borrowing base consisting of fee simple owned real properties that satisfy eligibility criteria specified in the Loan and Security Agreement and the lease income thereunder which are owned by certain subsidiaries of the Operating Partnership. On July 29, 2022, the Operating Partnership entered into an amendment to the Revolving Credit Facility, amending the Loan and Security Agreement, to increase the aggregate commitment under the Revolving Credit Facility from $30.0 million to $90.0 million and added two additional lenders. The Loan and Security Agreement also allows the Company, subject to certain conditions, to request additional revolving incremental loan commitments such that the Revolving Credit Facility may be increased to a total aggregate principal amount of up to $100.0 million. Borrowings under the Revolving Credit Facility may be voluntarily prepaid and re-borrowed, subject to certain fees. The Revolving Credit Facility bears a fixed rate of 5.65% for the first three years and thereafter a variable rate based upon the greater of (a) the Prime Rate quoted in the Wall Street Journal (Western Edition) ("Base Rate") plus an applicable margin of 1.0% or (b) 4.75%. The facility is subject to certain liquidity and operating covenants and includes customary representations and warranties, affirmative and negative covenants and events of default. As of December 31, 2022, the Company is compliant with the covenants of the agreement.

As of December 31, 2022, the Revolving Credit Facility had $89.0 million in funds available to be drawn subject to the pledge of additional collateral of fee simple real estate owned by certain subsidiaries of the Operating Partnerships, which was completed shortly after December 31, 2022.

The outstanding borrowings under the revolving credit facility was $1.0 million as of December 31, 2022.

Note 6 - Related Party Transactions

Merger Agreement

In connection with the Merger, the Company entered into an Investor Rights Agreement. The Investor Rights Agreement provides the stockholders party thereto with certain rights with respect to the nomination of members to our board of directors. Prior to the completion of our IPO, pursuant to the Investor Rights Agreement, HG Vora had the right to nominate four directors to our board of directors. Following the completion of our IPO, for so long as HG Vora owns (i) at least 9% of our issued and outstanding common stock for 60 consecutive days, HG Vora may nominate two of the members of our board of directors, and (ii) at least 5% of our issued and outstanding common stock for 60 consecutive days, HG Vora may nominate one member of our board of directors. If HG Vora owns less than 5% of our issued and outstanding common stock for 60 consecutive days, then HG Vora may not nominate any members of our board of directors pursuant to the Investor Rights Agreement.

Prior to the completion of our IPO, NLCP Holdings, LLC had the right to designate three directors to our board of directors. Subsequent to our IPO, NLCP Holdings, LLC no longer had these rights.

Prior to the completion of our IPO, West Investment Holdings, LLC, West CRT Heavy, LLC, Gary and Mary West Foundation, Gary and Mary West Health Endowment, Inc., Gary and Mary West 2012 Gift Trust and WFI Co-Investments acting unanimously, collectively referred to as the "West Stockholders," did not have a director

Note 6 - Related Party Transactions (continued)

nomination right. Following the completion of our IPO, the West Stockholders may nominate one member of our board of directors for so long as the West Stockholders own in the aggregate at least 5% of the issued and outstanding shares of our common stock. If the West Stockholders own in the aggregate less than 5% of our issued and outstanding common stock for 60 consecutive days, then the West Stockholders may not nominate any members of our board of directors pursuant to the Investor Rights Agreement.

Prior to the completion of our IPO, NL Ventures, LLC ("Pangea") did not have a director nomination right. Following the completion of our IPO, Pangea may nominate one member of our board of directors for so long as Pangea owns at least 4% of our issued and outstanding common stock for 60 consecutive days. If Pangea owns less than 4% of our issued and outstanding common stock for 60 consecutive days, then Pangea may not nominate any members of our board of directors pursuant to the Investor Rights Agreement. The Company made payments to Pangea for reimbursed expenses and services of $0 and $53,494 during the years ended December 31, 2022 and 2021, respectively.

Separation and Retirement of Executive Officers

In connection with the separation agreements of the former chief financial officer in June 2022 and the former chief executive officer in July 2022, the Company incurred one-time severance costs of approximately $1.8 million, which is included in "Compensation Expense" on our consolidated statement of operations.

Note 7 - Noncontrolling Interests

The Company's noncontrolling interests represent limited partnership interests in the Operating Partnership not held by the Company. Noncontrolling interests represented 1.7% and 2.1% ownership interest in the Company, at December 31, 2022 and 2021, respectively.

The following table presents the activity for the Company's noncontrolling interest issued by the Operating partnership for the years ended December 31, 2022 and 2021:

	2022			2021		
	Common Shares	OP Units	Noncontrolling Interests %	Common Shares	OP Units	Noncontrolling Interests %
Balance at January 1,	21,235,914	453,303	2.1 %	7,758,145	365,103	4.5 %
Common Stock Issued	—	—	— %	13,477,769	—	— %
Restricted Stock Units Converted, net of taxes	92,559	—	— %	—	—	— %
OP Units Issued	—	—	— %	—	88,200	— %
OP Units Converted	79,721	(79,721)	— %	—	—	— %
Balance at December 31,	21,408,194	373,582	1.7 %	21,235,914	453,303	2.1 %

Note 8 - Stock Based Compensation

Our board of directors adopted our 2021 Equity Incentive Plan (the "Plan"), to provide employees of the Company and its subsidiaries, certain consultants and advisors who perform services for the Company or its subsidiaries, and non-employee members of the board of directors of the Company with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, other stock-based awards, and cash awards to enable us to motivate, attract and retain the services of directors, officers and employees considered essential to the long term success of the Company. Under the terms of the Plan, the aggregate number of shares of awards will be no more than 2,275,727 shares. If and to the extent shares of awards granted under the Plan, expire or are canceled, forfeited, exchanged or surrendered without having been

Note 8 - Stock Based Compensation (continued)

exercised, or if any stock awards, stock units or other stock-based awards are forfeited, terminated or otherwise not paid in full, the shares subject to such grants shall again be available for issuance or transfer under the Plan. The Plan has a term of ten years until August 12, 2031. As of December 31, 2022, there were 2,081,600 shares available for issuance under the Plan, which assumes maximum performance is achieved with respect to PSUs.

Restricted Stock Units

During the years ended December 31, 2022 and 2021, the Company granted 19,362 and 89,498 Restricted Stock Units ("RSUs") to certain directors, officers and employees of the Company, respectively. Total outstanding RSUs as of December 31, 2022 and 2021 are 47,789 and 176,825, respectively. Of the 47,789 outstanding RSUs as of December 31, 2022, 9,041 RSUs were not issued pursuant to a formal plan, were granted prior to the IPO, and became fully vested upon the IPO. 38,748 RSUs were granted pursuant to the Plan subsequent to the IPO. During the year ended December 31, 2022, 26,559 RSUs vested and 8,566 RSUs were forfeited. During the year ended December 31, 2021, 91,883 RSUs vested and 0 were forfeited. RSUs are subject to restrictions on transfer and may be subject to a risk of forfeiture if the award recipient ceases to be an employee or director of the Company prior to vesting of the award. Each RSU represents the right to receive one share of common stock upon vesting. Each RSU is also entitled to receive a dividend equivalent payment equal to the dividend paid on one share of common stock upon vesting.

During the years ended December 31, 2022 and 2021, the Company paid $17,628 and $0, respectively, of dividend equivalents that became earned upon vesting of RSUs. Unearned dividend equivalents on unvested RSUs as of December 31, 2022 and 2021 were $38,575 and $14,279, respectively.

The amortization of compensation costs for the awards of RSUs are included in "Stock-Based Compensation" in the accompanying consolidated statements of operations and amount to approximately $0.9 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively. Included in the $0.9 million of stock-based compensation for the year ended December 31, 2022, is approximately $0.2 million of accelerated expense related to the retirement and separation of certain officers. The remaining unrecognized compensation cost of approximately $0.5 million for RSU awards is expected to be recognized over a weighted average amortization period of 0.7 years as of December 31, 2022.

The following table sets forth our unvested RSU activity for the years ended December 31, 2022 and 2021 :

	2022		2021	
	Number of Unvested Shares of RSUs	Weighted-Average Grant Date Fair Value Per Share	Number of Unvested Shares of RSUs	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1,	45,018	$ 27.49	47,403	$ 20.99
Granted	19,362	$ 20.54	89,498	$ 24.67
Forfeited	(8,566)	$ 27.49	—	$ —
Vested	(26,559)	$ 27.49	(91,883)	$ 21.39
Balance at December 31,	29,255	$ 22.89	45,018	$ 27.49

Performance Stock Units

During the years ended December 31, 2022 and 2021, the Company granted 0 and 77,742 Performance Stock Units ("PSUs") to officers or employees of the Company, respectively. Total outstanding PSUs as of December 31, 2022 and 2021 are 66,841 and 77,742, respectively. All PSUs were granted pursuant to the Plan subsequent to the IPO. During the years ended December 31, 2022 and 2021, 10,901 and 0 PSUs were forfeited, respectively. PSUs vest subject to the achievement of relative total shareholder return as measured against a peer group of companies and absolute compounded annual growth in stock price during each performance period. The actual number of shares of common stock issued will range from 0 to 133,682 depending upon performance. The

Note 8 - Stock Based Compensation (continued)

performance periods are August 13, 2021 through December 31, 2023 and January 1, 2022 through December 31, 2024, and 18,858 and 47,983 PSUs are scheduled to vest at the end of each performance period, respectively. PSUs are recorded at fair value which involved using a Monte Carlo simulation for the future stock prices of the Company and its corresponding peer group. A fair value of $24.15 and $24.00 were used for PSUs with performance periods ending December 31, 2023 and 2024, respectively.

PSUs are subject to restrictions on transfer and may be subject to a risk of forfeiture if the award recipient ceases to be an employee of the Company prior to vesting of the award. Each PSU is entitled to receive a dividend equivalent payment equal to the dividend paid on the number of shares of common stock issued per PSU vesting.

Unearned dividend equivalents on unvested PSUs as of December 31, 2022 and 2021 were $116,972 and $24,100, respectively.

The amortization of compensation costs for the awards of PSUs are included in "Stock-Based Compensation" in the accompanying consolidated statements of operations and amount to approximately $0.6 million and $32.4 thousand for the years ended December 31, 2022 and 2021, respectively. The remaining unrecognized compensation cost of approximately $1.0 million for PSU awards is expected to be recognized over a weighted average amortization period of 0.9 years as of December 31, 2022.

The following table sets forth our unvested performance stock activity for the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of Unvested Shares of PSUs	Weighted-Average Grant Date Fair Value Per Share	Number of Unvested Shares of PSUs	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1,	77,742	$ 24.04	-	$ -
Granted	-	-	77,742	24.04
Vested	-	-	-	-
Forfeited	(10,901)	$ 24.03	-	-
Balance at December 31,	66,841	$ 24.04	77,742	$ 24.04

Stock Options

Prior to the completion of the IPO, the Company issued 791,790 nonqualified stock options (the "Options") to purchase shares of the Company's common stock, subject to the terms and conditions of the applicable Option Grant Agreements, with an exercise price per share of common stock equal to $24.00 and in such amounts as set forth in the Option Grant Agreements. The Options vested on August 31, 2020. The Options are exercisable upon the earliest of (i) the second anniversary of the Grant Date; (ii) termination of the grantee's employment or service by the Company other than for cause, or by the grantee for "good reason", the grantee's death or disability or (iii) a change in control, as defined. As of December 31, 2022, 615,838 of the 791,790 Option Grants issued to the Company's former employees and a director are exercisable. The options expire on July 15, 2027.

Note 8 - Stock Based Compensation (continued)

The following table summarizes stock option activity during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of Shares	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
Non-Exercisable at January 1,	175,952	$ 24.00	263,928	$ 24.00
Granted	-	-	-	-
Exercisable	-	-	(87,976)	-
Non-Exercisable at December 31,	175,952	24.00	175,952	24.00

Note 9 - Warrants

On March 17, 2021, in connection with the Merger, the Company entered into a warrant agreement which granted the right to purchase 602,392 shares of common stock of the Company at a purchase price of $24.00 per share. Warrants are immediately exercisable and expire on July 15, 2027.

The following table summarizes warrant activity for the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of Warrants	**Weighted Average Exercise Price**	**Number of Warrants**[1]	**Weighted Average Exercise Price**
Exercisable at January 1,	602,392	$ 24.00	-	$ 24.00
Granted	-	-	602,392	-
Exercised	-	-	-	-
Exercisable at December 31,	602,392	$ 24.00	602,392	$ 24.00

(1) Warrants granted on March 17, 2021.

Note 10 - Earnings Per Share

The following table presents the computation of basic and diluted earnings per share (in thousands, except share data):

	For the Year Ended December 31,	
	2022	**2021**
Numerator:		
Net Income Attributable to Common Stockholders	$ 21,976	$ 11,229
Add: Preferred Stock Dividends	—	4
Add: Net Income Attributable to Noncontrolling Interest	380	356
Net Income Attributable to Common Stockholders - Diluted	22,356	11,589
Denominator:		
Weighted Average Shares of Common Stock Outstanding - Basic	21,418,484	17,011,991
Dilutive Effect of OP Units	392,305	453,303
Dilutive Effect of Options and Warrants	—	98,974
Dilutive Effect of Unvested Restricted Stock Units	—	2,202
Weighted Average Shares of Common Stock - Diluted	21,810,789	17,566,470
Earnings Per Share - Basic		
Net Income Attributable to Common Stockholders	$ 1.03	$ 0.66
Earnings Per Share - Diluted		
Net Income Attributable to Common Stockholders	$ 1.03	$ 0.65

During the year ended December 31, 2022, the effect of including OP Units were included in our calculation of weighted average shares of common stock outstanding – diluted. The effect of unvested RSUs and outstanding stock options and warrants were excluded in our calculation of weighted average shares of common stock outstanding – diluted as their inclusion would have been anti-dilutive. During the year ended December 31, 2021, the effect of including OP Units, outstanding stock options and warrants and unvested RSUs were included in our calculation of weighted average shares of common stock outstanding – diluted.

Note 11 - Stockholder's Equity

Preferred Stock

On April 6, 2021, the Company redeemed the 125 shares of Series A Preferred Stock outstanding. The shares were redeemed at a redemption price of $1,000 per share, plus accrued and unpaid dividends and an early redemption fee for a total payment of $137,416, in cash. As of December 31, 2022, there were no shares of Series A preferred stock outstanding.

On September 15, 2022, the board of directors approved all 125 authorized but unissued shares of the Company's 12.5% Series A Redeemable Cumulative Preferred Stock to be reclassified into shares of preferred stock of the Company, $0.01 par value per share, without designation as to class or series.

Common Stock

Activity for the year ended December 31, 2022:

During the year ended December 31, 2022, 79,721 OP Units and 92,559 RSUs were converted into shares of our common stock.

Activity for the year ended December 31, 2021*:*

During January and February 2021, the Company issued 1,871,932 shares of common stock for $21.15 per share, resulting in net proceeds of approximately $39.6 million, after deducting offering expenses.

During March 2021, in connection with the Merger, the Company issued 7,699,887 shares of common stock and warrants to purchase up to 602,392 shares of the Company's common stock. See Note 3.

On August 13, 2021, the Company closed on its IPO of 3,905,950 shares of common stock at a public offering price of $26.00 per share, resulting in net proceeds of approximately $93.5 million, after deducting offering expenses.

Stock Repurchase Program

On November 7, 2022, the board of directors of the Company authorized a stock repurchase program of its common stock up to $10.0 million through December 31, 2023. Purchases made pursuant to the stock repurchase program will be made in the open market, in privately negotiated transactions, or pursuant to any trading plan that may be adopted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934, as amended. The authorization of the stock repurchase program does not obligate the Company to acquire any particular amount of common stock. The timing, manner, price and amount of any repurchases will be determined by the Company in its discretion and will be subject to economic and market conditions, stock price, applicable legal requirements and other factors. The stock repurchase program may be suspended or discontinued by us at any time and without prior notice. As of December 31, 2022, the Company has not repurchased any shares of common stock under the stock repurchase program.

Dividends

The following tables describe the cash dividends, dividend equivalents on vested RSUs and, in our capacity as general partner of the operating partnership, authorized distributions on our OP Units declared by the Company during the years ended December 31, 2022 and 2021:

Declaration Date	Record Date	Period Covered	Distributions Paid Date	Amount per Share/Unit	
March 15, 2022	March 31, 2022	January 1, 2022 to March 31, 2022	April 14, 2022	$	0.33
June 15, 2022	June 30, 2022	April 1, 2022 to June 30, 2022	July 15, 2022		0.35
September 15, 2022	September 30, 2022	July 1, 2022 to September 30, 2022	October 14, 2022		0.37
December 15, 2022	December 30, 2022	October 1, 2022 to December 30, 2022	January 13, 2023		0.39
Total				$	1.44

Declaration Date	Record Date	Period Covered	Distributions Paid Date	Amount per Share/Unit	
February 27, 2021	February 27, 2021	January 1, 2021 to March 16, 2021	March 22, 2021	$	0.15
March 15, 2021	March 15, 2021	January 1, 2021 to March 16, 2021	March 29, 2021		0.08
June 16, 2021	June 30, 2021	March 17, 2021 to June 30, 2021	July 15, 2021		0.24
August 11, 2021	August 11, 2021	July 1, 2021 to August 12, 2021	August 12, 2021		0.12
September 15, 2021	September 30, 2021	August 13, 2021 to September 30, 2021	October 15, 2021		0.12
December 15, 2021	December 31, 2021	October 1, 2021 to December 31, 2021	January 15, 2022		0.31
Total				$	1.02

During the year ended December 31, 2021, the Company paid cash dividends on our Series A Preferred Stock totaling $4,167.

During the years ended December 31, 2022 and 2021, the Company paid $17,628 and $0, respectively, of dividend equivalents that became earned upon vesting of RSUs. The Company had accrued unearned dividend equivalents on unvested RSUs and unvested PSUs of $155,547 and $38,379 as of December 31, 2022 and 2021, respectively.

Note 12 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standards describe three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

The following table presents the carrying value and estimated fair value of financial instruments at December 31, 2022 and 2021 (in thousands)

	December 31, 2022		December 31, 2021	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Note Receivable[1]	$ 5,000	$ 4,952	N/A	N/A
Revolving Credit Facility[2]	$ 1,000	$ 915	N/A	N/A
Seller Financing[2]	$ 1,986	$ 1,942	$ 3,759	$ 3,759

(1) The fair value measurement of the $5.0 million Note Receivable is based on unobservable inputs, and as such, is classified as Level III.

(2) This fair value measurement of the Company's Revolving Credit Facility and Seller Financing is based on observable inputs, and as such, are classified as Level II

As of December 31, 2022, the carrying amounts of financial instruments such as cash and cash equivalents, accounts payable and accrued expenses, and other liabilities approximate their fair values due to the generally short-term nature and the market rates of interest of these instruments.

As of December 31, 2021, the carrying amounts of financial instruments such as cash and cash equivalents, accounts payable and accrued expenses, and other liabilities approximate their fair values due to the generally short-term nature and the market rates of interest of these instruments. The Company's $30.0 million mortgage loan receivable's carrying amount approximates its fair value due to the generally short-term nature and the market rates of interest of this instrument. The fair value measurement of the mortgage loan receivable is based on unobservable inputs, and as such is classified as a Level III.

Note 13 - Commitments and Contingencies

As of December 31, 2022, the Company had aggregate unfunded commitments to invest $3.1 million to develop and improve of our existing cultivation facilities in Arizona, Missouri and Pennsylvania. Refer to Note 15-"Subsequent Events" for details on commitments the Company entered into after December 31, 2022.

As of December 31, 2022, the Company is the lessee under one office lease for a term of four years, subject to annual escalations. The annual rent payments range from approximately $72.0 thousand in year one to $85.0 thousand in year four.

The Company owns a portfolio of properties that it leases to entities which cultivate, harvest, process and distribute cannabis. Cannabis is an illegal substance under the Controlled Substances Act. Although the operations of the Company's tenants are legalized in the states and local jurisdictions in which they operate, the Company and its tenants are subject to certain risks and uncertainties associated with conducting operations subject to conflicting federal, state and local laws in an industry with a complex regulatory environment which is continuously evolving. These risks and uncertainties include the risk that the strict enforcement of federal laws regarding cannabis would likely result in the Company's inability, and the inability of its tenants, to execute their respective business plans.

Note 14 - Leases

As Lessor

Our properties are leased to single tenants on a long-term, triple-net basis, which obligates the tenant to be responsible for the ongoing expenses of a property, in addition to its rent obligations. Our tenants operate in the fast-growing cannabis industry. All of our leases generally contain annual increases in rent (typically between 2% and 3%) over the expiring rental rate at the time of expiration. Certain of our leases also contain a Tenant Improvement Allowance ("TIA"). TIA is generally available to be funded between 12 and 18 months. In some leases, the tenant becomes liable to pay rent as if the full TIA has been funded, even if there are still unfunded commitments. TIA also contains annual increases which generally increase at the same rate as base rent, per the lease agreement. Certain of our leases provide the lessee with a right of first refusal or right of first offer in the event we market the leased property for sale.

Two of the Company's leases that were entered into in December 2020 provide the lessee with a purchase option to purchase the leased property at the end of the initial lease term in December 2029, subject to the satisfaction of certain conditions. The purchase option provision allows the lessee to purchase the leased property for an amount based on the fair market value of our investment. As of December 31, 2022, our gross investment in these two properties was approximately $6.3 million.

As Lessee

As of December 31, 2022 the Company was the lessee under one office lease that qualifies under the right-of-use ("ROU") model. The Company record a ROU asset of $273,048 which is classified in "Other Assets" on our consolidated balance sheet through a ROU model, in which we record a ROU asset and a lease liability. The ROU asset is amortized over the remaining lease term. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent. The lease liability is included in "Other Liabilities" our consolidated balance sheet.

The following table presents the future contractual rent obligations as lessee as December 31, 2022 (in thousands):

Year		Contractual Base Rent
2023	$	73
2024		75
2025		77
2026		52
2027		—
Thereafter		—
Total Minimum Lease Payments	$	**277**
Amount Discounted Using Incremental Borrowing Rate		**30**
Total Lease Liability	$	**247**

As of December 31, 2022, the weighted-average discount rate used to calculate the lease liability was 5.65% and remaining lease term was 3.7 years, inclusive of purchase options expected to be exercised.

Note 15 - Subsequent Events

Tenant Improvements

Subsequent to December 31, 2022, the Company funded approximately $1.4 million of tenant improvements to our cultivation facilities in Massachusetts and Missouri.

Seller Financing

On January 3, 2023, the Company paid down $1.0 million of its loan payable to the seller of a cultivation facility in Chaffee, Missouri. The remaining outstanding balance after payment is $1.0 million.

Real Estate Acquisitions

In March 2023, the Company exercised its option with Bloom Medicinal and acquired a parcel of land adjacent to the Company's Missouri property $350.0 thousand. The option includes an expansion to the existing cultivation facility and the Company will provide up to $16.2 million to fund the expansion.

In March 2023, the Company executed a non-binding Letter of Intent with The Mint Cannabis to provide up to $7.5 million for improvements to the cultivation and processing facility under construction located in Phoenix, Arizona.

Non-Performing Tenant

In the first quarter of 2023, Revolutionary Clinics failed to pay contractual rent for January, February and to date March, under one lease agreement. The Company is currently in discussion with the tenant to negotiate a resolution, which could include rent deferrals. The Company has approximately three months of security deposits, which it may apply all or a portion towards the outstanding rent.

Corporate Information

Management Team

Anthony Coniglio
President, Chief Executive Officer, and Director

Lisa Meyer
Chef Financial Officer, Treasurer and Secretary

Jarrett Annenberg
Senior Vice President, Head of Investments

Board of Directors

Gordon DuGan
Chairman of the Board, Independent Director

Alan Carr
Independent Director

Anthony Coniglio
President, Chief Executive Officer, and Director

Joyce Johnson
Independent Director

Peter Kadens
Independent Director

Peter Martay
Independent Director

David Weinstein
Director

Stockholder Information

Corporate Office
NewLake Capital Partners, Inc.
50 Locust Avenue
New Canaan, CT 06840
info@newlake.com

Common Stock Listing
OCTQX
Ticker: NLCP

Transfer Agent
Equiniti Trust Company
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
Domestic: 1-800-468-9716
International: 651-450-4064
shareowneronline.com

Investor Relations Contact
KCSA Strategic Communications
Valter Pinto, Managing Director
NewLake@kcsa.com





Corporate Office
NewLake Capital Partners, Inc.
50 Locust Avenue
New Canaan, CT 06840
info@newlake.com

N E W L A K E . C O M